Filed pursuant to
General Instruction II.L. of Form F-10
File No. 333-289693

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated August 18, 2025

HYDRO ONE INC.

U.S.$1,000,000,000

4.750% Senior Notes due May 30, 2031

Hydro One Inc. (the “Issuer”, “we” or “us”) is offering U.S.$1,000,000,000 aggregate principal amount of senior notes due May 30, 2031 (the “Notes”), which will bear interest at the rate of 4.750% per year. We will pay interest on the Notes semi-annually in arrears on May 30 and November 30 of each year, beginning on November 30, 2026. The Notes will mature on May 30, 2031. The Notes will be issued in United States (“U.S.”) dollars.

We may redeem some or all of the Notes at any time at the applicable redemption price described under the caption “Description of the Notes — Optional Redemption” in this prospectus supplement. We may also redeem all of the Notes at any time in the event that certain changes affecting Canadian income taxation occur.

The Notes will be our direct unsecured general obligations and will rank equally in right of payment with all of our existing and future unsubordinated debt, will be senior in right of payment to all of our existing and future subordinated debt and will be effectively subordinated to any of our future secured debt to the extent of the value of the collateral securing such secured debt. The Notes will not be obligations of or guaranteed by any of our subsidiaries. Accordingly, the Notes will be structurally subordinated to all existing and future liabilities of our subsidiaries. The Notes will be issued only in registered form in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

The Notes are a new series of securities with no established trading market. The Notes are not and will not be listed on a securities exchange or quotation system and consequently, there is no market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risk Factors”.

Investing in the Notes involves certain risks. See “Risk Factors” in this prospectus supplement beginning on Page S-9.

	Per Note	Total
Public offering price(1)(2)	99.819%	U.S.$	998,190,000
Underwriting discount	0.600%	U.S.$	6,000,000
Proceeds to the Issuer before expenses(2)	99.219%	U.S.$	992,190,000

(1)	The effective yield on the Notes if held to maturity will be 4.791%.
(2)

Plus accrued interest, if any, from May 26, 2026, to the date of delivery if settlement occurs after that date and before deduction of expenses of the offering, estimated to be approximately U.S.$2,200,000, which will be paid from the proceedings of the offering.

Joint Book-Running Managers

Barclays	Mizuho	RBC Capital Markets

BMO Capital Markets	CIBC Capital Markets	National Bank of Canada Capital Markets	Scotiabank	TD Securities

Co-Managers

Desjardins Capital Markets	Casgrain & Company Limited	Laurentian Bank Securities	Cedar Leaf Capital Inc.

The Issuer is permitted, under the multi-jurisdictional disclosure system adopted by the U.S. and Canada (“MJDS”), to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the U.S. The financial statements incorporated by reference in this prospectus supplement have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”).

Prospective investors should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. Prospective investors should consult their own tax advisors with respect to their particular circumstances. See “Certain Income Tax Considerations”.

A purchaser’s ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Issuer is organized under the laws of the Province of Ontario, all of the officers and directors of the Issuer and certain of the experts named in this prospectus are non-U.S. residents, that some or all of the underwriters named in this prospectus supplement may be residents of jurisdictions located outside of the United States and that all or a substantial portion of the assets of the Issuer and said persons are located outside of the U.S. See “Enforceability of Civil Liabilities” in the accompanying prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR PROVINCIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR COMPLETENESS OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The terms and offering price of the Notes were determined by negotiation between us and Barclays Capital Inc., Mizuho Securities USA LLC and RBC Capital Markets, LLC, as representatives of the several underwriters (collectively, the “underwriters”) named in the underwriting agreement referred to under “Underwriting” between us and the underwriters.

The underwriters are offering the Notes, subject to prior sale, if, as and when issued by us and accepted by them, subject to the terms and conditions of the underwriting agreement and subject to the approval of certain legal matters on behalf of the Issuer by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, Canada, with respect to matters of Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, U.S., with respect to matters of U.S. law, and on behalf of the underwriters by Blake, Cassels & Graydon LLP, Toronto, Ontario, Canada, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, U.S., with respect to matters of U.S. law. The underwriters reserve the right to withdraw, cancel or modify orders to the public and reject orders in whole or in part. See “Underwriting” in this prospectus supplement.

Under applicable Canadian securities laws, we may be considered to be a “connected issuer” (as defined under applicable Canadian securities laws) of each of RBC Capital Markets, LLC, BMO Capital Markets Corp., CIBC World Markets Corp., National Bank of Canada Financial Inc., Scotia Capital (USA) Inc., TD Securities (USA) LLC, Desjardins Securities Inc., Laurentian Bank Securities Inc. and Cedar Leaf Capital Inc., which are each subsidiaries or affiliates of a bank or other financial institution which is a lender to us and in certain cases, a lender to our “related issuer” (as defined under applicable Canadian securities laws). See “Underwriting – Relationships Between the Issuer and Certain Underwriters” in this prospectus supplement.

In connection with and in order to facilitate the offering of the Notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters have advised us that they propose to initially offer the Notes to the public at the public offering prices set forth on this cover page. After the initial public offering of the Notes, the underwriters may reduce the public offering prices from time to time in order to sell any of the Notes remaining unsold. Thus, the prices paid for the Notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers of the Notes is less than the gross proceeds paid to us by the underwriters. See “Underwriting” in this prospectus supplement.

Delivery of the Notes, in book-entry form only, will be made through The Depository Trust Company and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., against payment in New York, New York on or about May 26, 2026.

The head and registered office of the Issuer is located at 483 Bay Street, South Tower, 8th Floor, Toronto, Ontario, M5G 2P5.

The date of this prospectus supplement is May 20, 2026.

PROSPECTUS SUPPLEMENT

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is provided in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part, the accompanying prospectus, as may be amended or supplemented from time to time, provides more general information, some of which may not apply to the Notes offered hereunder. In this prospectus supplement, all capitalized words used and not otherwise defined have the meanings ascribed thereto in the accompanying prospectus.

In this prospectus supplement, unless otherwise noted or the context otherwise requires, references to “Hydro One” refer to Hydro One Inc. and its subsidiaries taken together as a whole and references to the “Issuer”, “we”, “our” and “us” refer solely to Hydro One Inc. The Issuer prepares and presents its financial statements in accordance with U.S. GAAP. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus supplement is prepared in accordance with U.S. GAAP.

If the description of the Notes or any other information varies between this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus, you should rely on the information in this prospectus supplement.

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein include important information about us, the Notes and other information you should know before investing in the Notes. It is important for you to read and consider all information contained or incorporated by reference in the accompanying prospectus in making your investment decision.

Neither we nor the underwriters have authorized any person to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus (or incorporated by reference herein or therein). We take no responsibility for, and can provide no assurance as to the reliability of, any other information. We are not making an offer of Notes in any jurisdiction where such offer is not permitted by law. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or any documents incorporated by reference herein or therein is accurate as of any date other than the date on the front of those documents, as our business, operating results, financial condition and prospects may have changed since that date.

References to information on the Issuer’s website in any documents incorporated by reference in this prospectus supplement or accompanying prospectus, do not constitute part of this prospectus supplement or the accompanying prospectus and are not incorporated by reference herein or therein.

CURRENCY REFERENCES AND EXCHANGE RATE INFORMATION

In this prospectus supplement and the accompanying prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to the lawful currency of Canada. References to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States of America.

Unless otherwise expressly stated therein, the financial information of the Issuer contained in the documents incorporated by reference herein are presented in Canadian dollars.

The following table sets forth, for the periods noted, the high, low, average and period end exchange rates of one Canadian dollar in exchange for U.S. dollars, as reported by the Bank of Canada.

	Year ended December 31,			Three months ended March 31,
	2025	2024	2023	2026	2025
High	0.7376	0.7510	0.7617	0.7399	0.7059
Low	0.6848	0.6937	0.7207	0.7174	0.6848
Average	0.7157	0.7302	0.7410	0.7290	0.6968
Period End	0.7296	0.6950	0.7561	0.7174	0.6956

As of May 20, 2026, the daily exchange rate for the U.S. dollar, expressed in Canadian dollars, as reported by the Bank of Canada was $1.00 = U.S.$0.7272.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” or “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995, as amended, that is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, regulatory and economic environments in which Hydro One operates and includes beliefs and assumptions made by management. Such forward-looking information includes, but is not limited to, statements related to: the expected use of proceeds of this offering of Notes referred to under “Use of Proceeds” and the underwriters’ plan of distribution referred to under “Underwriting”; the expected completion date and cost of certain transmission projects; the general development of Hydro One’s business; and Hydro One’s strategy and goals. Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target” and variations of such words and similar expressions are intended to identify such forward-looking information.

Additional forward-looking information is identified in the various documents incorporated by reference in this prospectus supplement, including in the section entitled “Forward-Looking Information” in the AIF (as defined herein) and the section entitled “Forward-Looking Statements and Information” in the Annual MD&A (as defined herein) and the Interim MD&A (as defined herein). You should review the cautionary notes regarding forward-looking information contained in the accompanying prospectus and in the documents incorporated by reference therein in relation to forward-looking information made in such documents.

The forward-looking information contained or incorporated by reference in this prospectus supplement is not a guarantee of future performance and involves assumptions and risks and uncertainties that are difficult to predict. In particular, this forward-looking information is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the Ontario Energy Board (“OEB”) and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Issuer’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One including information obtained by Hydro One from third-party sources. Actual results may differ materially from those expressed, implied or forecasted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information are discussed in more detail under “Risk Factors” in this prospectus supplement, the accompanying prospectus and in the various documents incorporated by reference therein, including in the section entitled “Forward-Looking Information” in the AIF, the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in the Annual MD&A and the section entitled “Forward-Looking Statements and Information” in the Interim MD&A. You should carefully consider these and other factors and not place undue reliance on forward-looking information.

The Issuer does not undertake or assume any obligation to update or revise any forward-looking information for any reason, except as required by applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the offering of the Notes offered hereunder.

Information has been incorporated by reference in the accompanying prospectus from documents filed with, or furnished to, the SEC and the Ontario Securities Commission. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of the Issuer at 483 Bay Street, South Tower, 8th Floor, Toronto, Ontario, M5G 2P5, telephone (416) 345-6044, and are also available electronically under the Issuer’s profile at www.sedarplus.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

As of the date hereof, the following documents, filed with the Ontario Securities Commission, and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement (except that any description of our credit ratings in any of the following documents shall not be incorporated by reference in this prospectus supplement):

(a)	the annual information form of the Issuer dated February 13, 2026 (the “AIF”);

(b)	the amended and restated statement of executive compensation of the Issuer dated April 27, 2026 and filed on May 11, 2026, incorporated by reference in the AIF;

(c)

the comparative audited consolidated financial statements of the Issuer as at and for the years ended December 31, 2025 and December 31, 2024, together with the related notes thereto and the report of the independent registered public accounting firm thereon;

(d)	management’s discussion and analysis of the financial condition and results of operations for the years ended December 31, 2025 and 2024 (the “Annual MD&A”);

(e)

the comparative unaudited condensed interim consolidated financial statements of the Issuer as at March 31, 2026 and for the three month periods ended March 31, 2026 and March 31, 2025, together with the related notes thereto;

(f)	management’s discussion and analysis of the financial condition and results of operations for the three month periods ended March 31, 2026 and March 31, 2025 (the “Interim MD&A”); and

(g)	the material change report of the Issuer dated February 26, 2026 related to the change in the President and Chief Executive Officer of the Issuer.

Any documents of the type referred to above, including all annual information forms, management information circulars, annual and interim financial statements and management’s discussion and analysis relating thereto, material change reports (excluding confidential material change reports), and any business acquisition reports, or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44-101 – Short Form Prospectus Distributions filed by the Issuer with the Ontario Securities Commission after the date of this prospectus supplement and prior to the termination of the offering of Notes hereunder shall be deemed to be incorporated by reference into the accompanying prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this prospectus supplement and prior to the termination or completion of the offering of Notes, such document or information will be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein) of which this prospectus supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein). Any statement contained in this prospectus supplement, the accompanying prospectus or any document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the offering of the Notes offered hereby, shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus supplement or the accompanying prospectus.

WHERE TO FIND ADDITIONAL INFORMATION

We have filed with the SEC, under the U.S. Securities Act of 1933, as amended, a registration statement on Form F-10 (the “Registration Statement”) with respect to the Notes offered under this prospectus supplement. This prospectus supplement and the accompanying prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement and accompanying prospectus about the contents of certain documents are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are required to file with the Ontario Securities Commission annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, are also required to file reports with, and furnish other information to, the SEC. Under MJDS, documents and other information that the Issuer files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read and download any public document that the Issuer has filed with the Ontario Securities Commission on SEDAR+ at www.sedarplus.com and any documents we file with, or furnish to, the SEC are electronically available on the SEC’s EDGAR website, accessible at www.sec.gov.

SUMMARY

The Issuer

Hydro One is Ontario’s largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to approximately 1.5 million customers across the Province of Ontario, and to large industrial customers and municipal utilities. Through its subsidiaries, Hydro One owns and operates approximately 30,000 circuit kilometers of high-voltage transmission lines and approximately 126,000 circuit kilometers of primary low-voltage distribution lines.

Hydro One has three segments: (i) transmission business; (ii) distribution business; and (iii) other.

See “Hydro One Inc.” in this prospectus supplement and the section entitled “Business of Hydro One” in the AIF incorporated herein by reference, for further details relating to our business.

The Offering

The following is a brief summary of certain of the terms of this offering. For a more complete description of the terms of the Notes, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer:	Hydro One Inc.

Notes Offered:	U.S.$1,000,000,000 aggregate principal amount of 4.750% senior notes due 2031.

Maturity Date:	The Notes will mature on May 30, 2031.

Interest:	The Notes will bear interest from May 26, 2026 at the rate of 4.750% per year.

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on May 30 and November 30 of each year, beginning November 30, 2026. Interest on the Notes will be payable to the holders of record of the Notes as of the immediately preceding May 15 or November 15, respectively.

Use of Proceeds	We intend to use the net proceeds from the sale of the Notes to repay certain maturing long term debt and certain short term indebtedness (including commercial paper) and for other general corporate purposes.

Redemption	The Notes are redeemable, at any time at the Issuer’s option, at the redemption prices set forth under the heading “Description of the Notes – Optional Redemption”. The Notes are also redeemable in the event of certain changes affecting Canadian withholding tax, as more fully described under “Description of the Notes – Redemption for Changes in Tax Law” in this prospectus supplement.

Ranking	The Notes will be our direct unsecured general obligations and will rank equally in right of payment with all of our existing and future unsubordinated debt, will be senior in right of payment to all of our existing and future subordinated debt and will be effectively subordinated to any of our future secured debt to the extent of the value of the collateral securing such secured debt. Because we are a holding company with no material assets other than our ownership interests in our subsidiaries and all of our operations are conducted by our subsidiaries, our debt is structurally subordinated to all existing and future debt, trade creditors, and other liabilities of our subsidiaries.

Form of Notes	The Notes will be represented by one or more global securities to be deposited with the U.S. trustee as custodian for The Depository Trust Company (“DTC”) in a minimum denomination of U.S.$2,000 and any integral multiple of U.S.$1,000 in excess thereof.

Additional Amounts	The Issuer will be required to pay, in certain circumstances, Additional Amounts (as defined herein) in the event that the Issuer is required to withhold or deduct Taxes (as defined herein) by law or by the interpretation or administration thereof. See “Description of the Notes – Additional Amounts”.

Covenants	The Indenture (as defined below) that will govern the Notes contains customary restrictions on the ability of the Issuer to consolidate, merge with a third party or transfer all or substantially all of its assets, subject to the terms and conditions described herein. See “Description of the Notes – Consolidation, Amalgamation, Arrangement, Merger, Conveyance or Transfer”.

The Notes will not, and the Indenture will not, limit the amount of indebtedness or other liabilities that the Issuer or any of its subsidiaries may incur, and will not contain any financial or other similar restrictive covenants.

These covenants are subject to important exceptions and qualifications which are described under “Description of Debt Securities” in the accompanying prospectus and “Description of the Notes” in this prospectus supplement.

Trustee	Computershare Trust Company, N.A., as U.S. trustee (the “U.S. Trustee”), and Computershare Trust Company of Canada, as Canadian trustee.

Risk Factors	Your investment in the Notes involves risks. Before deciding whether to purchase the Notes, you should carefully consider the information referred to or as described under the caption “Risk Factors” in this prospectus supplement, the accompanying prospectus and in the various documents incorporated by reference therein, including in the section entitled “Forward-Looking Information” in the AIF, the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in the Annual MD&A and the section entitled “Forward-Looking Statements and Information” in the Interim MD&A.

Listing	The Notes will not be listed on any securities exchange.

Governing Law	New York, except that the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

RISK FACTORS

An investment in the Notes will be subject to various risks including those discussed below, in the accompanying prospectus and in the documents incorporated by reference therein, as well as those risks inherent to the industry in which Hydro One operates. Discussions of certain risks affecting the Issuer are generally provided and described in documents filed by the Issuer with the Ontario Securities Commission which are incorporated by reference into this prospectus supplement, including the AIF, the Annual MD&A and the Interim MD&A. In particular, see the section entitled “Forward-Looking Information” in the AIF, the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in the Annual MD&A and the section entitled “Forward-Looking Statements and Information” in the Interim MD&A. If any event arising from these or any other risks occurs, the Issuer’s business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

Risk Factors Relating to the Notes

There are no established trading markets through which the Notes may be sold and your ability to transfer the Notes may be limited.

There is no established trading market for the Notes and holders may not be able to resell Notes purchased under this prospectus supplement and the accompanying prospectus. The Notes will not be listed on any securities exchange. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities in respect of the Notes at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active trading market for the Notes does not develop, this may adversely affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

The Issuer must receive dividends and other payments from its subsidiaries in order to make payments to holders of the Notes.

The Notes are obligations of the Issuer only. The Issuer is a holding company that has no significant assets or operations other than the debt and equity of its subsidiaries. The Issuer is dependent on dividends, interest, loans and other payments from its subsidiaries to meet its debt service and other obligations.

The Issuer’s subsidiaries are separate legal entities and have no obligation to pay any amounts due under the Notes and, except for their respective obligations under existing intercompany debt obligations owing to the Issuer, have no obligation to make funds available to the Issuer, whether by dividends, interest, loans or other payments. The Issuer’s subsidiaries will not guarantee the Notes. In the event of bankruptcy, liquidation or reorganization of any of the Issuer’s subsidiaries, the creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to the Issuer, except to the extent that the Issuer is recognized as a creditor of those subsidiaries.

The Issuer’s subsidiaries currently are not restricted in terms of their ability to pay dividends or make other payments to the Issuer, other than by solvency provisions under generally applicable Ontario corporate law or partnership law, as applicable. However, they could become so restricted in the future by, among other things, other laws as well as agreements to which they may become parties in the future.

The Notes will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries.

The Notes will be structurally subordinated to all existing and future indebtedness and other obligations incurred by our subsidiaries. In the event of a bankruptcy, examination, liquidation, administration, dissolution, reorganization or similar proceeding involving any of our subsidiaries, the assets of an affected subsidiary could not be used to pay the Issuer or make payments on the Notes until after:

•	all secured claims against the affected subsidiary, if any, have been fully paid; and

•	all other claims against the affected subsidiary, including trade payables, have been fully paid.

If any of the foregoing events were to occur, we cannot assure you that there will be sufficient assets to pay amounts due on the Notes. As a result, the holders of the Notes may, ratably, receive less than the holders of indebtedness of our subsidiaries.

We may issue additional notes or otherwise incur additional indebtedness.

Under the terms of the Indenture that will govern the Notes, we may from time to time without notice to, or the consent of, the holders of the Debt Securities of any series, including the Notes, issue additional series of Debt Securities or “reopen” any series of Debt Securities (including the Notes) and issue additional Debt Securities of that series, which Debt Securities will be equal in rank to the Debt Securities of all series, and if a “reopening” of an existing series, may be consolidated and form a single series with all such Debt Securities of that series and have the same terms as to status, redemption or otherwise as such Debt Securities of that series. There is no limit on the principal amount of Debt Securities we may issue under the Indenture from time to time.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to any restrictions that may be contained in future debt instruments, some of which may be secured debt. We will not be restricted under the terms of the Indenture from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the Indenture that could have the effect of diminishing our ability to make payments on the Notes when due. Further, the degree to which we are leveraged on a consolidated basis could have important consequences, including:

•	our ability to obtain additional financing for working capital or other purposes may be limited; and

•	we may be unable to refinance indebtedness coming due on terms acceptable to us or at all.

The Issuer may be unable to generate the cash flow to service its debt obligations.

There is no guarantee that the Issuer will generate sufficient cash flow to enable it to service its indebtedness, including the Notes. The ability of the Issuer to pay its expenses and satisfy its debt obligations will depend on its future performance and that of its subsidiaries, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors outside its control. The Issuer believes that cash flow from operations and available cash will be adequate for the foreseeable future. If the Issuer is unable to generate sufficient cash flow to service its debt, the Issuer may be required to sell assets, reduce capital expenditures, refinance all or a portion of any outstanding debt, including the Notes, or obtain additional financing. There is no guarantee that the Issuer will be able to refinance its debt, sell assets or incur additional indebtedness on terms acceptable to it, or at all.

The price at which you will be able to sell your Notes prior to maturity will depend on a number of factors and may be substantially less than the price at which you purchased the Notes.

We believe that the value of the Notes in any secondary market will be affected by the supply of, and demand for, the Notes, interest rates and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

•

U.S. Interest Rates. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes would decrease. We cannot predict the future level of market interest rates.

•

Our Credit Rating, Financial Condition and Results of Operations. We expect that the Notes will be rated by one or more nationally recognized statistical rating organizations. Any rating agency that rates the Notes may lower its rating or decide not to rate the Notes in its sole discretion. Actual or anticipated changes in our credit ratings, financial condition or results of operations may affect the market value of the Notes. In general, if our credit rating is downgraded, the market value of the Notes may decrease. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. No person is obligated to maintain any rating on the Notes, and we therefore cannot assure you that the ratings assigned to the Notes will not be lowered or withdrawn by the assigning rating agency at any time thereafter.

Furthermore, the credit ratings assigned to the Notes may not reflect the potential impact of all risks related to trading markets, if any, for, or trading value of, the Notes. In addition, real or anticipated changes in our credit ratings will generally affect trading markets, if any, for, or trading value of, the Notes. Current market volatility, inflation and general macroeconomic and geopolitical instability, including as a result of the current conflict in the Middle East, could also have an adverse effect on the market value of the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of investing in the Notes in light of your particular circumstances.

The Notes may be redeemed at any time at the Issuer’s option.

The Issuer may choose to redeem the Notes from time to time, especially when prevailing interest rates are lower than the interest rate borne by the Notes. If prevailing interest rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate that is greater than or equal to the interest rate on the Notes being redeemed. The Issuer’s redemption right may also adversely impact a purchaser’s ability to sell Notes as the optional redemption date or period approaches and/or may adversely impact the price at which Notes can be sold.

We will only make limited covenants in the Indenture.

The Indenture that will govern the Notes does not:

•	establish a sinking fund for, or security for, including any secured guarantees by our subsidiaries on, the Notes;

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows, liquidity or credit ratings and, accordingly, does not protect holders of the Notes in the event that we incur operating losses or other liquidity constraints;

•

limit our ability to incur any indebtedness, including indebtedness generally, any indebtedness that is senior or equal in priority of payment to the Notes, or any secured indebtedness that would rank effectively senior to the Notes;

•	limit our subsidiaries’ ability to incur indebtedness generally or indebtedness that would structurally rank senior to the Notes;

•

restrict our ability to enter into certain transactions, including asset sales, acquisitions, refinancings or other recapitalizations, that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes;

•	restrict our subsidiaries’ ability to pledge assets;

•	restrict our ability to repurchase our securities; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the Notes.

There are potential difficulties in enforcing civil liabilities outside Canada.

The Issuer is incorporated under the laws of Ontario, Canada and substantially all of Hydro One’s assets are currently located in Canada. All of the directors and officers of the Issuer and certain of the experts named in this prospectus supplement and the accompanying prospectus, are non-U.S. residents, and a substantial portion of the assets of the Issuer and such experts named in this prospectus supplement and the accompanying prospectus are located outside of the U.S. The Indenture will provide that the Issuer will accept service of process in any suit, action or proceeding with respect to the Indenture or any Notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of Notes to effect service of process within the U.S. upon directors, officers and experts who are not residents of the U.S. or to realize in Canada upon judgments of courts of the U.S. predicated upon civil liability under U.S. federal or state securities laws or other laws of the U.S.

Canadian bankruptcy and insolvency laws may impair the trustees’ ability to enforce remedies under the Indenture or the Debt Securities.

The right of the U.S. Trustee to enforce remedies under the Indenture and the Notes could be delayed by the provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation (including certain provisions of corporate statutes) if the benefit of such legislation is sought with respect to the Issuer. Canadian bankruptcy, insolvency and other restructuring legislation (including certain provisions of corporate statutes) contain provisions enabling an obligor to prepare and file a restructuring proposal for consideration by all or some of its creditors, to be voted on by the various classes of creditors affected thereby. A restructuring proposal may have the effect of compromising the obligations under the outstanding Notes. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class of securities, including those creditors that did not vote to accept the proposal. Moreover, such legislation, in certain circumstances, permits the debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. Canadian bankruptcy, insolvency and other restructuring legislation also contemplates the granting of super priority security interests or charges on the assets of the debtor company to secure the repayment of any amounts to be borrowed to facilitate the insolvency proceeding, any amounts owing for the fees and costs of professionals involved in the insolvency proceeding, obligations of directors of the company with respect to their statutory liabilities and sometimes other amounts.

The powers of the court under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the provisions of certain Canadian corporate statutes have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, the Issuer cannot predict whether payments under the outstanding Notes would be made during any such bankruptcy, insolvency or other restructuring proceeding, whether or when the U.S. Trustee could exercise its rights under the Indenture or whether and to what extent holders of the Notes would be compensated for any compromise of obligations or any delays in payment, if any, of principal, premium, Additional Amounts or interest.

HYDRO ONE INC.

Hydro One is Ontario’s largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to approximately 1.5 million customers across the Province of Ontario, and to large industrial customers and municipal utilities. Through its subsidiaries, the Issuer owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 126,000 circuit kilometres of primary low-voltage distribution lines.

Hydro One has three segments: (i) transmission business; (ii) distribution business; and (iii) other.

Hydro One’s transmission business consists of owning and operating its transmission system, which, as of December 31, 2025, accounted for approximately 91% of Ontario’s transmission capacity based on the network component of the revenue requirement1 approved by the OEB.2 All of Hydro One’s transmission business is carried out through its wholly-owned subsidiaries, Hydro One Networks Inc. (“HONI”) and Hydro One Sault Ste. Marie LP, as well as through Hydro One’s approximately 66% interest in B2M Limited Partnership (a limited partnership with respect to the Bruce-to-Milton transmission line), approximately 55% interest in Niagara Reinforcement Limited Partnership (a limited partnership formed for the purpose of operating a 230 kilovolt transmission line in the Niagara region), and approximately 50% interest in Chatham x Lakeshore Limited Partnership (a limited partnership formed for the purpose of owning a double circuit 230 kilovolt transmission line from the Chatham Switching Station to the Lakeshore Transformer Station).3 The transmission segment also includes HONI’s approximate 40% minority interest in the East-West Tie Limited Partnership (a limited partnership that owns the East-West Tie Line, a 230 kilovolt double-circuit transmission line spanning from Wawa to Thunder Bay).4 Hydro One’s transmission business is a rate-regulated business that earns revenues mainly from charging transmission rates that are subject to approval by the OEB. Hydro One’s transmission business represented approximately 60% of its total assets as at December 31, 2025, and approximately 54% of its total revenues, net of purchased power,5 in 2025 and approximately 27% of its total revenues in 2025.

Hydro One’s distribution business consists of owning, operating and maintaining its distribution system, which it owns primarily through HONI, the largest local distribution company in Ontario. Hydro One’s distribution system is also the largest in Ontario, and services a predominantly rural territory. Hydro One’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities, which generates and supplies electricity to customers in remote communities in northern Ontario. Hydro One’s distribution business represented approximately 38% of its total assets as at December 31, 2025 and approximately 46% of its total revenues, net of purchased power,5 in 2025 and approximately 73% of its total revenues in 2025.

Hydro One’s other segment consists of certain corporate activities, including a deferred tax asset, and is not rate regulated. The deferred tax asset arose from the revaluation of the tax bases of Hydro One’s assets to fair market

[1]

The network component of the revenue requirement is Hydro One’s portion of the transmission revenue requirement attributed to assets that are used for the common benefit of all Hydro One and non-Hydro One customers in Ontario.

[2]	Hydro One owns and operates approximately 94% of the transmission system in Ontario based on the total OEB approved revenue requirement.
[3]

Through Hydro One’s First Nation equity partnership model, as of February 2, 2026, all five First Nation partners have collectively invested in an approximately 50% equity stake in the transmission line component of the project.

[4]	On February 20, 2026, one of the limited partners closed on the exercise of an option to purchase additional interest, which reduced HONI’s interest from approximately 48% to approximately 40%.
[5]

Revenues, net of purchased power is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP, which is used to prepare the Issuer’s financial statements, and accordingly, these measures may not be comparable to similar measures used by other companies. Additional disclosure for this non-GAAP financial measure is incorporated by reference herein and can be found in the section titled “Non-GAAP Financial Measures” of the Annual MD&A, which is available on SEDAR+ under the Issuer’s profile at www.sedarplus.com.

value when Hydro One transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One Limited’s (“HOL”) initial public offering in 2015. The other segment represented approximately 2% of Hydro One’s total assets as at December 31, 2025, and approximately 0% of its total revenues, net of purchased power,5 in 2025 and approximately 0% of its total revenue in 2025.

The Issuer is a wholly-owned subsidiary of HOL. The address of the head and registered office and principal place of business of the Issuer is 483 Bay Street, South Tower, 8th Floor, Toronto, Ontario, M5G 2P5.

See the section entitled “Business of Hydro One” in the AIF for further details relating to the Issuer’s business.

RECENT DEVELOPMENTS

On May 19, 2026, the Issuer’s wholly-owned subsidiary, Hydro One Networks Inc., announced that it had filed two leave-to-construct applications with the Ontario Energy Board to seek approval to build the Northeast Power Line and the Longwood to Lakeshore Transmission Line. The Northeast Power Line is a single-circuit 500-kilovolt (kV) transmission line in Northeastern Ontario. It is expected to cost approximately $1.8 billion and is planned to be completed in 2029. The Longwood to Lakeshore Transmission Line is a single-circuit 500-kV transmission line in Southwestern Ontario. It is expected to cost approximately $1.2 billion and is planned to be completed in 2030.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as at March 31, 2026 on an actual basis and on an as adjusted basis after giving effect to the issuance of the Notes and anticipated use of proceeds therefrom as described under “Use of Proceeds”. You should read the following table in conjunction with our Annual MD&A, Interim MD&A and the consolidated financial statements incorporated by reference into this prospectus supplement. Other than the issuance of the Notes pursuant to this prospectus supplement or as otherwise set forth below, there have been no material changes in our share and loan capital, on a consolidated basis, since March 31, 2026.

	As at March 31, 2026
(millions of Canadian dollars)(1)	Actual	As Adjusted
Cash and cash equivalents	$5	$375

Short-term notes payable	599	0
Long-term debt payable within one year	425	0
Long-term debt	17,669	17,669
Notes offered hereby(2)	—	1,394
Total debt	18,693	19,063

Common shares	2,957	2,957
Retained earnings	10,210	10,210
Accumulated other comprehensive loss	(14)	(14)

Non-controlling interests	103	103

Total equity	13,256	13,256

Total capitalization	$31,949	$32,319

Notes:

(1)

Converted into Canadian dollars, where applicable, at an assumed rate of U.S.$1.00 to $1.3939, which is the daily average exchange rate quoted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars on March 31, 2026.

(2)	The “As Adjusted” column reflects the issuance of U.S.$1,000,000,000 principal amount of the Notes and excludes estimated transaction costs associated with this offering of U.S.$8,200,000.

USE OF PROCEEDS

We estimate that the net proceeds from this offering of Notes will be approximately U.S.$989,990,000 after deducting the underwriting fee of approximately U.S.$6,000,000 and the estimated offering expenses payable by us of approximately U.S.$2,200,000.

We intend to use the net proceeds from this offering to repay certain maturing long term debt and certain short term indebtedness (including commercial paper) and for other general corporate purposes.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios are calculated for the twelve-month periods ended March 31, 2026 and December 31, 2025. The ratios give effect to the issuance of the Notes offered pursuant to this prospectus supplement (and the conversion of U.S. dollars to Canadian dollars at a rate of U.S.$1.00 = $1.3751) and the incurrence of additional indebtedness and the repayment or retirement of indebtedness since such dates as if such issuance, incurrence and repayments or retirement had occurred on the first day of each such twelve-month period, respectively.

For the twelve months ended December 31, 2025, the Issuer’s consolidated income attributable to shareholder before provision for corporate income taxes, financing charges and equity (loss) income was $2,238 million. Financing charges for this period were $671 million, and including capitalized interest, were $781 million. For the twelve months ended March 31, 2026, the Issuer’s consolidated income attributable to shareholder before provision for corporate income taxes, financing charges and equity (loss) income was $2,265 million. Financing charges for this period were $684 million, and including capitalized interest, were $799 million. Our pro forma borrowing cost requirements, after giving effect to the issue of the Notes offered pursuant to this prospectus supplement and giving effect to the conversion of U.S. dollars to Canadian dollars at a rate of U.S.$1.00 = $1.3751, would have amounted to $834 million and $852 million for the twelve-month periods ended December 31, 2025 and March 31, 2026, respectively.

The earnings coverage ratios set out herein do not purport to be indicative of an earnings coverage ratio for any future periods.

Twelve-Month Period Ended
	December 31, 2025	March 31, 2026
Earnings coverage ratio(1)	2.7 times	2.7 times

Notes:

(1)

Earnings coverage ratio is defined as earnings before income taxes, financing charges and equity (loss) income attributable to shareholder, divided by the sum of financing charges and capitalized interest for the applicable period, subject to the adjustments described above.

(2)

The earnings coverage ratio has not been adjusted for issuances or repayments of the Issuer’s commercial paper subsequent to March 31, 2026, as they would not materially affect the earnings coverage ratio.

The information in this “Earnings Coverage Ratios” section is disclosed in accordance with Item 6 of Form 44-101F1 – Short Form Prospectus.

DESCRIPTION OF THE NOTES

The following description of the particular terms and provisions of the Notes supplements and, to the extent inconsistent therewith, replaces, the description of debt securities set forth in the accompanying prospectus under “Description of Debt Securities”, to which reference is hereby made.

The Notes will be issued as a separate series of debt securities under a supplemental indenture (the “First Supplemental Indenture”) to the base indenture, each to be dated as of the date of issuance of the Notes (the “Base Indenture” and, together with the First Supplemental Indenture, the “Indenture”), between the Issuer, Computershare Trust Company, N.A., as U.S. trustee and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee” and together with the U.S. Trustee, the “Trustees”).

The following statements relating to the Notes and the Indenture are summaries and should be read in conjunction with the statements under “Description of Debt Securities” in the accompanying prospectus. Such information does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Notes and the Indenture, including the definition of certain terms therein. It is the terms of the Indenture that prevail, and it is the Indenture, and not these statements, that govern the rights of holders of the Notes.

General

The Notes will be senior unsecured obligations of the Issuer and will initially be limited to U.S.$1,000,000,000 aggregate principal amount, all of which will be issued under the First Supplemental Indenture. The Notes will mature on May 30, 2031.

Subject to the limitations described in this prospectus supplement and the accompanying prospectus, we may issue additional notes under the Indenture with the same priority as the Notes offered hereby, including notes having the same series designation and terms (except for the public offering prices, the issue date and the first payment of interest thereon) as the Notes offered hereby, without the approval of the holders of outstanding notes under the Indenture, including the holders of the outstanding Notes offered hereby; provided, however, that in the event any additional notes are not fungible with the outstanding Notes for United States federal income tax purposes, such non-fungible additional notes will be issued with a separate CUSIP or ISIN number so that they are distinguishable from the outstanding Notes.

The terms of the Notes will not necessarily afford you protection in the event of particular transactions or upon the occurrence of particular events that may adversely affect you, including a reorganization, recapitalization, restructuring, merger or other similar transactions involving us or our subsidiaries, whether or not in connection with a change of control. As a result, we could enter into such transactions even though the transaction could adversely affect our capital structure or credit ratings or otherwise adversely affect the holders of the Notes. The Notes will not contain any provisions that will require us to redeem, or permit the holders of the Notes to cause a redemption or purchase of, the Notes upon the occurrence of any particular event. However, we may redeem some or all of the Notes at any time or from time to time prior to maturity, at our option, as described in this prospectus supplement under “— Optional Redemption” below.

Interest Rate and Maturity

The Notes will bear interest at the rate of 4.750% per annum from May 26, 2026, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on May 30 and November 30 of each year, commencing on November 30, 2026, to the persons in whose name the Notes are registered at the close of business on the preceding May 15 or November 15, as the case may be.

Interest on the Notes will accrue from and include the date that the Notes are issued to and excluding the date of maturity or redemption. Interest will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date, redemption date, or the maturity date falls on a day that is not a Business Day, payment will be made on the next Business Day and no additional interest or other payment will be paid in respect of such delay. “Business Day” means any day other than (i) a Saturday or a Sunday, (ii) a day on which banking institutions in New York City, New York or Toronto, Ontario are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Corporate Trust Office of a Trustee is closed for business.

For purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate of the Notes is to be calculated on the basis of a period of less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the actual number of days in such period.

Ranking

The Notes will be our direct unsecured general obligations and will rank equally in right of payment with all of our existing and future unsubordinated debt, will be senior in right of payment to all of our existing and future subordinated debt and will be effectively subordinated to any of our future secured debt to the extent of the value of the collateral securing such secured debt. Because we are a holding company with no material assets other than our ownership interests in our subsidiaries and all of our operations are conducted by our subsidiaries, our debt is structurally subordinated to all existing and future debt, trade creditors, and other liabilities of our subsidiaries. Our rights, and hence the rights of our creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that our claims as a creditor of such subsidiary may be recognized. As of March 31, 2026, we had approximately $18.12 billion aggregate principal amount of unsecured senior indebtedness and $0 aggregate principal amount of secured indebtedness.

The Indenture will not restrict our or our subsidiaries’ ability to incur additional indebtedness. In addition, the Notes will not be obligations of or guaranteed by any of our subsidiaries. The Indenture will not limit our ability to issue secured debt senior to the Notes or the amount of debt we or our subsidiaries may issue, whether secured or unsecured. Please see “Consolidated Capitalization” in this prospectus supplement for information with respect to our long-term debt on a consolidated basis as of March 31, 2026.

Form and Denomination

The Notes will be issued in registered form in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

The Notes will initially be issued in “book-entry only form,” represented by one or more permanent global debt securities registered in the name of DTC or its nominee.

However, we reserve the right to issue Notes in certificated form registered in the name of the noteholders. For so long as the Notes are registered in the name of DTC or its nominee, we will pay the principal, premium, if any, and interest due on the Notes to DTC for payment to its participants for subsequent disbursement to the beneficial owners. For further information on DTC and its practices, see “Book-Entry System” below.

Optional Redemption

At any time prior to April 30, 2031 (the date that is one month prior to the maturity date of the Notes) (the “Par Call Date”), we may redeem any of the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis

(assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, less (b) interest accrued to the date of redemption; and

•	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Any optional redemption may be conditioned upon the consummation of one or more other transactions or other events, including any debt or equity issuance by us or any of our parent companies or subsidiaries, as may be specified in the applicable notice of redemption. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice shall state that, in our discretion, the redemption date may be delayed until such time (including more than 60 days after the date the notice of redemption was delivered) as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed, or such notice may be rescinded at any time in our discretion if in our good faith judgment any or all of such conditions will not be satisfied. We shall provide written notice to the U.S. Trustee no later than one Business Day prior to the redemption date if any such redemption has been rescinded or delayed, and upon receipt the U.S. Trustee shall provide such notice to each holder of Notes in the same manner in which the redemption notice was given. The U.S. Trustee shall not have responsibility for calculating any redemption price.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

(1) The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities — Treasury constant maturities — Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields — one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life — and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

(2) If on the third Business Day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error. We will (i) calculate the Treasury Rate on the second Business Day preceding the applicable redemption date and (ii) prior to such redemption date file with the U.S. Trustee an officer’s certificate setting forth the Treasury Rate and showing the calculation of such in reasonable detail.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

In the case of a partial redemption, Notes in definitive form will be selected for redemption on a pro rata basis by the U.S. Trustee. No Notes of a principal amount of U.S.$2,000 or less will be redeemed in part. If any Note in definitive form is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount of the Note to be redeemed. A new Note in definitive form in a principal amount equal to the unredeemed portion of the original Note in definitive form will be issued in the name of the holder of such Note upon surrender for cancellation of the original definitive Note. For so long as the Notes are in global form and held by DTC (or another depositary), the redemption of the Notes, including the selection of Notes in the case of a partial redemption, shall be done in accordance with the policies and procedures of the depositary. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Redemption for Changes in Tax Law

The Notes will be subject to redemption at any time, in whole but not in part, upon not less than 10 days’ nor more than 60 days’ written notice to the holders of the Notes, such notice to be given no later than the earliest date on which the Issuer would be obligated to pay the Additional Amounts as described below, at a redemption price equal to the principal amount thereof together with any premium, Additional Amounts and interest to the redemption date, if the Issuer determines that the Issuer is, or on the next date on which any amount would be payable in respect of the Notes, would be obligated to pay Additional Amounts in respect of the Notes pursuant to the terms and conditions thereof, which the Issuer cannot avoid by the use of reasonable measures available to it, as a result of: (i) any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction affecting taxation, as applicable, which is announced and becomes effective on or after the issuance date (for greater certainty, including any such change to the Proposed Amendments (as defined herein) released on January 29, 2026 (the “Hybrid Mismatch Proposals”)), or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issuance date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture; or (ii) any change in, or amendment to, the official application, administration, or interpretation of the laws, regulations or rulings of any Relevant Taxing Jurisdiction, which is announced and becomes effective on or after the issuance date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issuance date, the date on which the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture (each of (i) and (ii), a “Change in Tax Law”), provided that the Issuer will also deliver to the U.S. Trustee an opinion of independent legal counsel to the Issuer of recognized standing stating that the Issuer would be obligated to pay Additional Amounts as a result of a Change in Tax Law. Notwithstanding the foregoing, the Issuer may not redeem the Notes if the Change in Tax Law obliging the Issuer to pay Additional Amounts was (x) officially announced in final form by the Relevant Taxing Jurisdiction’s tax authority or a court or (y) validly enacted into law by the Relevant Taxing Jurisdiction, in each case, prior to the issuance date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issuance date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture.

Additional Amounts

All payments that the Issuer makes under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charges, including penalties, interest and other similar liabilities related thereto, of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of Canada or any other jurisdiction in which the Issuer is incorporated, organized or otherwise resident or engaged in or carrying on business for tax purposes or from or through which the Issuer makes any payment on the Notes, or by any political subdivision or taxing authority or agency thereof or therein (each, a “Relevant Taxing Jurisdiction”), unless withholding or deduction is then required by law. If the Issuer or any other applicable withholding agent is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, the Issuer will pay to each holder of the Notes as additional interest such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by each holder or beneficial owner of the Notes after such withholding or deduction, including any withholding or deduction attributable to the Additional Amounts, will be not less than the amount the holder or beneficial owner would have received if such Taxes had not been required to be withheld or deducted.

However, no Additional Amounts will be payable in respect or on account of:

•

any Taxes that would not have been imposed or levied but for a present or former connection, including citizenship, nationality, residence, domicile, incorporation, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within such Relevant Taxing Jurisdiction, between such holder or beneficial owner, or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation, and the Relevant Taxing Jurisdiction, other than any connection arising solely from the acquisition, ownership or disposition of the Notes, the receipt of payments under or with respect to the Notes, or the exercise or enforcement of rights under or with respect to the Notes or the provisions of the Indenture;

•

any Taxes that are imposed or withheld by reason of the failure of the holder or beneficial owner of the Notes, following the Issuer’s reasonable written request addressed to the holder, and made at a time that would enable the holder or beneficial owner acting reasonably to comply with that request, and in all events at least 30 calendar days before the relevant date on which payment under or with respect to the Notes is due and payable, to comply with any certification or identification requirements, whether required or imposed by statute, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction, including a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction, but, in each case, only to the extent that the holder or beneficial owner, as the case may be, is legally eligible to provide such certification;

•	any estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

•	any Tax which is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes;

•

any Canadian withholding Taxes paid or payable by reason of (A) the holder, beneficial owner or other recipient of the amount not dealing at arm’s length with the Issuer for the purposes of the Income Tax Act (Canada)(the “ITA”), (B) the holder or beneficial owner being a “specified non-resident shareholder” of the Issuer for purposes of subsection 18(5) of the ITA, or not dealing at arm’s length, within the meaning of the ITA, with, a “specified shareholder” of the Issuer for the purposes of subsection 18(5) of the ITA, (C) the Issuer being a “specified entity” as defined in subsection 18.4(1) of the ITA in respect of the holder or beneficial owner, (D) the holder or beneficial owner of the amount being a “reverse hybrid entity” as proposed to be defined in subsection 18.4(1) of the ITA pursuant to the Hybrid Mismatch Proposals, or (E) a payment which arises under an “imported hybrid arrangement” within the meaning of proposed subsection 18.4(15.92) of the Hybrid Mismatch Proposals, to the extent such imported hybrid arrangement arises from an action of the holder or beneficial owner, or an affiliate thereof;

•

any Tax imposed on or with respect to any payment by the Issuer to the holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that Taxes would not have been imposed on such payment had the beneficiary, partner or other beneficial owner directly held the Notes;

•

any Tax that is imposed or levied by reason of the presentation, where presentation is required in order to receive payment, of the Notes for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficial owner or holder thereof would have been entitled to Additional Amounts had the Notes been presented for payment on any date during such 30 day period;

•

any Taxes imposed pursuant to Sections 1471 through 1474 of the Internal Revenue Code as of the issuance date (and any amended or successor version that is substantially comparable and not materially more onerous to comply with), any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith; or

•	any U.S. backup withholding Tax imposed pursuant to Section 3406 of the Internal Revenue Code.

In addition, Additional Amounts will not be payable with respect to any Taxes that are imposed in respect of any combination of the above items.

Where Tax is payable pursuant to section 803 of the Regulations under the ITA by a holder or beneficial owner of the Notes in respect of any amount payable under the Notes to the holder, other than by reason of a transfer of the Notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the ITA, but no Additional Amount is paid in respect of such Tax, the Issuer will pay to such holder an amount equal to such Tax within 45 days after receiving from the holder a notice containing reasonable particulars of the Tax so payable; provided, that such holder or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes.

The Issuer, if the Issuer is an applicable withholding agent, or is otherwise required to withhold amounts under applicable law, will (i) make such withholding or deduction required by applicable law and (ii) timely remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law.

At least 30 calendar days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment, unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter, the Issuer will deliver to the U.S. Trustee an officer’s certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information, other than the identities of holders and beneficial owners of

Notes, necessary to enable the U.S. Trustee or a paying agent to pay such Additional Amounts to holders and beneficial owners of Notes on the relevant payment date. The U.S. Trustee will make such payments in the same manner as any other payments on the Notes and the Issuer will provide the U.S. Trustee with documentation reasonably satisfactory to the U.S. Trustee evidencing payment of such Additional Amounts. The U.S. Trustee shall not have responsibility for calculating any Additional Amounts.

The Issuer will take reasonable efforts to furnish to the U.S. Trustee or a holder within a reasonable time certified copies of tax receipts or other evidence of the payment by the Issuer of any Taxes imposed or levied with respect to payments on the Notes.

The Issuer will pay any present or future stamp, issue, registration, court documentation, excise or property taxes or other similar taxes, charges and duties, including interest, additions to tax and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the receipt of any payment under or with respect to the Notes, the execution, issue, delivery or registration of the Notes or the Indenture or any other document or instrument referred to thereunder and any such taxes, charges, duties or similar levies imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Notes or the Indenture or any such other document or instrument following the occurrence of any event of default with respect to the Notes. The Issuer will not, however, pay such amounts that are imposed on or result from a sale or other transfer or disposition by a holder or beneficial owner of Notes.

The preceding provisions will survive any termination, defeasance or discharge of the Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor person to the Issuer is organized, incorporated or otherwise resident or engaged in or carrying on business for tax purposes and any political subdivision or taxing authority or agency thereof or therein.

Events of Default

Any of the following events will constitute an event of default:

•	the Issuer defaults in the payment of any interest (including Additional Amounts) on the Notes that becomes due and payable and the default continues for 30 days;

•

the Issuer defaults in the payment of the principal of, or any premium or Additional Amounts, if any, on the Notes when due at maturity, provided that if such default is caused solely by technical or administrative error, such default continues for a period of three Business Days;

•

the Issuer defaults in the performance of or breaches any covenant in the Indenture and such default or breach continues for a period of 90 days after written notice of such default or breach has been given to the Issuer by either Trustee (with a copy to the other Trustee) or to the Issuer and the Trustees from the holders of at least 25% in principal amount of the outstanding Notes; or

•	certain events of bankruptcy, insolvency or reorganization of the Issuer.

If an event of default occurs and is continuing with respect to the Notes, the U.S. Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of, or any premium, Additional Amounts or interest on, the Notes to be due and payable immediately. However, any time after an acceleration with respect to the Notes has occurred, but before a judgment or decree based on such acceleration has been obtained, the event of default giving rise to such acceleration shall, without further action, be deemed to have been waived, rescinded and annulled if: (i) the Issuer has paid or deposited with the U.S. Trustee a sum sufficient to pay: (a) all overdue interest on the Notes; (b) the principal of, and any premium, Additional Amounts and interest on, the Notes which have become due otherwise than by such acceleration; (c) interest on all overdue interest; and (d) all sums paid or advanced by the Trustees under the Indenture; and (ii) all other events of default with respect to the Notes which have become due solely by such acceleration have been cured or waived.

Consolidation, Amalgamation, Arrangement, Merger, Conveyance or Transfer

The Issuer will be permitted under the Indenture to consolidate, merge or amalgamate with or into, or enter into an arrangement with, any other person, or convey or transfer all or substantially all of its properties and assets to any other person; provided that (i) the person formed by, continuing from or into which the Issuer is consolidated, merged, amalgamated or arranged or the person which acquires all or substantially all of its properties and assets is a corporation, partnership (including a limited partnership) or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof; (ii) no event of default has occurred and is continuing; (iii) any successor entity assumes the obligations of the Issuer under the Indenture and the Notes; and (iv) the Issuer delivers to the Trustees an officer’s certificate and an opinion of counsel that affirms compliance with all conditions in the Indenture in respect of such transaction. Provided the above conditions are satisfied, the successor entity will succeed to and be substituted for the Issuer under the Indenture, and the Issuer will be relieved of its obligations under the Indenture and the Notes.

Defeasance and Discharge and Covenant Defeasance

The Issuer will be discharged from (i) its obligations, with certain limited exceptions, with respect to the Notes (except as to certain surviving rights and obligations specified in the Indenture) (“Legal Defeasance”) and (ii) its obligations under certain restrictive covenants established with respect to the Notes (“Covenant Defeasance”), in each case, when, in respect of the Notes: (a) the Issuer has irrevocably deposited with the U.S. Trustee money or government obligations sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the U.S. Trustee if the deposit includes government obligations, to pay and discharge the Notes to the applicable maturity or redemption date, including principal, premium, Additional Amounts and interest thereon; (b) no event of default shall have occurred and be continuing at the time of such deposit; (c) if the Notes are to be redeemed prior to the applicable stated maturity, notice of such redemption has been duly given pursuant to the Indenture; and (d) the Issuer has delivered to the U.S. Trustee (i) an officer’s certificate and opinion of counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with; (ii) (A) in the case of Legal Defeasance, an opinion of counsel in the United States stating that (I) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or (II) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Legal Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred or (B) in the case of Covenant Defeasance, an opinion of counsel in the United States stating that the holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; and (iii) an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (or successor agency) to the effect that the holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Legal Defeasance or Covenant Defeasance, as applicable, not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Notes include holders who are not resident in Canada) and (iv) an opinion of counsel to the effect that such deposit shall not cause either Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended. Following the occurrence of a Legal Defeasance, payment of the Notes may not be accelerated because of an event of default under the Indenture.

Open Market Purchases

We may acquire the Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise so long as such acquisition does not otherwise violate the terms of the Indenture.

Consent to Jurisdiction and Service

Under the Indenture, we will irrevocably appoint CT Corporation System, 28 Liberty Street, 42nd Floor, New York, New York 10005 as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Notes or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The Indenture and the Notes will be governed by the laws of the State of New York, except that the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Book-Entry System

Each of the Notes will be represented by one or more global notes (collectively, the “Global Notes”) registered in the name of The Depository Trust Company, or its nominee, as depositary (the “Depositary”). The provisions set forth under “Description of Debt Securities —Global Securities” in the accompanying prospectus will be applicable to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its Participants (as defined herein). Except as described under “Description of Debt Securities —Global Securities” in the accompanying prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Indenture.

The following is based on information furnished by the Depositary: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, including depositories for Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking, S.A (“Clearstream”). The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”, and together with Direct Participants, “Participants”). The rules applicable to the Depositary and its Participants are on file with the SEC. All interests in the Global Notes, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTCC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Principal and interest payments on the Notes registered in the name of the Depositary’s nominee will be made in immediately available funds to the Depositary’s nominee as the registered owner of the Global Notes. Under the terms of the Indenture, the Issuer and the U.S. Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on such Notes and for all other purposes whatsoever. Therefore, neither the Issuer, the U.S. Trustee nor any paying agent for the Notes has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Notes. The Depositary has advised the Issuer and the U.S. Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of Participants on the payment date with such payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown in the records of the Depositary, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants or Indirect Participants, and not of the Depositary, the U.S. Trustee, or the Issuer, subject to any statutory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Issuer or the U.S. Trustee, disbursement of such payments to Participants shall be the responsibility of the Depositary, and the disbursement of such payments to the owners of beneficial interests in the Global Notes shall be the responsibility of Participants.

The Issuer understands that, under existing industry practice, if the Issuer were to request any action by the Holders or if an owner of a beneficial interest in the Global Notes were to desire to take any action that the Depositary, as the registered owner of the Global Notes, is entitled to take, the Depositary would authorize Participants to take such action, and that Participants would, in turn, authorize beneficial owners owning through them to take such action or would otherwise act upon the instructions of such beneficial owners.

PRIOR SALES

In the 12-month period prior to the date hereof, the Issuer has issued the following tranches of medium term notes under its short form base shelf prospectus dated February 28, 2024:

Notes	Date of Issuance	Principal Amount	Sale Price (per $100 principal amount)	Gross Proceeds
3.94% Notes due 2032 (Series 61)	August 25, 2025	$450,000,000	$99.988	$449,946,000
4.30% Notes due 2035 (Series 62)	August 25, 2025	$300,000,000	$99.928	$299,784,000
4.95% Notes due 2055 (Series 63)	August 25, 2025	$350,000,000	$99.907	$349,674,500
3.90% Notes due 2033 (Series 64)	November 21, 2025	$1,200,000,000	$99.939	$1,199,268,000
4.80% Notes due 2056 (Series 65)	November 21, 2025	$400,000,000	$99.888	$399,552,000

CERTAIN INCOME TAX CONSIDERATIONS

The following summary is of a general nature only, is not exhaustive and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult their own tax advisors for advice with respect to the income tax consequences to them of purchasing, owning or disposing of the Notes having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

The following summary, as of the date hereof, describes the principal Canadian federal income tax considerations to a holder who acquires Notes as a beneficial owner pursuant to this offering and who, for the purposes of the ITA and any applicable tax treaty and at all relevant times, (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length with the Issuer and each underwriter and is not affiliated with the Issuer or any underwriter, (iii) deals at arm’s length with any transferee resident or deemed to be resident in Canada to whom the holder disposes of, or is deemed to have disposed of Notes, (iv) does not use or hold, and is not deemed to use or hold, the Notes in connection with a business carried on in Canada, (v) is not a “specified non-resident shareholder” (as defined in subsection 18(5) of the ITA) of the Issuer and deals at arm’s length with any “specified shareholder” (as defined in subsection 18(5) of the ITA) of the Issuer, (vi) is not an “authorized foreign bank” as defined in the Tax Act, and (vii) is entitled, as beneficial owner, to receive all payments made in respect of the Notes (including all principal, interest and premium, if any) (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the ITA and the regulations thereunder, an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing and made publicly available prior to the date hereof. On 29 January 2026, the Department of Finance (Canada) released the Hybrid Mismatch Proposals for consultation. In certain circumstances, the Hybrid Mismatch Proposals may result in the application of withholding tax under the ITA to payments under the notes to a Non-Resident Holder. This summary does not take into account the Hybrid Mismatch Proposals, but otherwise takes into account all other specific proposals to amend the ITA and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof (the “Proposed Amendments”). Non-Resident Holders are urged to consult their own advisors regarding the Hybrid Mismatch Proposals. This summary assumes that all Proposed Amendments will be enacted in the form proposed, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Other than the Proposed Amendments, this summary does not take into account or anticipate changes in the law or in the assessment and administrative practices of the CRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ significantly from those discussed herein.

This summary does not address the possible application of the “hybrid mismatch arrangement” rules contained in section 18.4 of the ITA to a Non-Resident Holder (i) that disposes of a Note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in subsection 18.4(1) of the ITA) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”, (ii) that disposes of a Note under, or in connection with, a “structured arrangement” (as defined in subsection 18.4(1) of the ITA), or (iii) in respect of which the Issuer is a “specified entity”. Such Non-Resident Holders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Notes should consult their own tax advisors having regard to their own particular circumstances.

Under the ITA, amounts paid or credited, or deemed to be paid or credited, by the Company to a Non-Resident Holder on the Notes, and any proceeds of disposition received by a Non-Resident Holder on the disposition of a Note, including on redemption, payment on maturity or repurchase, will not be subject to Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable under the ITA by a Non-Resident Holder on interest, principal, discount or premium, or on the proceeds received by a Non-Resident Holder on the disposition of a Note including on redemption, payment on maturity or repurchase, solely as a consequence of the acquisition, holding or disposition (including on redemption, payment on maturity or repurchase) of a Note.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of Notes acquired in this offering for cash at their “issue price” (the first price at which a substantial amount of the Notes is sold for cash, excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold such Notes as capital assets (generally, property held for investment purposes) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, banks and other financial institutions, insurance companies, accrual method taxpayers required to accelerate the recognition of any item of gross income with respect to the Notes as a result of such income being recognized on an “applicable financial statement” (within the meaning of Section 451 of the Code), tax-exempt entities and organizations, persons holding the Notes as a part of a straddle, hedge, wash sale, or conversion transaction or a synthetic security or other integrated transaction, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, traders in securities who elect to mark-to-market their securities, U.S. expatriates, persons to whom any alternative minimum tax applies, partnerships or other pass-through entities (or investors therein), U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, persons that participate in this offering and are also beneficial owners of our debt which is being partially or wholly repaid with the proceeds of this offering as described above in “Use of Proceeds” or persons holding Notes that are attributable to an office or fixed place of business maintained outside of the United States. In addition, this summary does not discuss U.S. federal non-income tax law (such as gift, estate or inheritance taxes and the U.S. federal Medicare tax on net investment income), or state, local or non-U.S. tax law. Furthermore, the discussion below is based upon the provisions of the Code, U.S. Treasury regulations promulgated thereunder and rulings and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those described herein. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not take a different position from any of the tax considerations described in this summary or that any such position would not be sustained.

Persons considering the purchase, ownership or disposition of the Notes should consult their own tax advisors concerning the U.S. federal income tax consequences of an investment in the Notes in light of their particular circumstances, as well as any consequences arising under the laws of any state or of any local or non-U.S. taxing jurisdiction, the applicability of any tax treaties, and the possible effects of changes in U.S. or other tax laws.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of Section 7701(a) of the Code) have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner therein generally will depend on the status of the partner and the activities of the partnership. A prospective holder that is an entity or arrangement treated as a partnership for U.S. federal income tax purposes and partners therein should consult their own tax advisors.

Interest

Interest on a Note (including any amount withheld as non-U.S. withholding tax and any Additional Amounts paid with respect thereto) generally will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Interest paid on the Notes generally will be treated as income from sources outside the United States and as “passive category income” for foreign tax credit limitation purposes. If any non-U.S. income taxes were to be paid by a U.S. Holder or withheld in respect of interest payments on the Notes, the U.S. Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. The rules governing foreign tax credits are complex, and investors are urged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, a U.S. Holder will generally recognize a taxable gain or loss in an amount equal to the difference, if any, between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in income) and the U.S. Holder’s adjusted tax basis in the Note at the time of the disposition. A U.S. Holder’s adjusted tax basis in the Note generally will be the amount paid for the Note, reduced by any cash payments received in respect of the Note other than interest. Any capital gain or loss generally will constitute long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current U.S. federal income tax law, long-term capital gains of non-corporate taxpayers (including individuals) generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations. For U.S. foreign tax credit purposes, any such gain or loss will generally be treated as U.S. source. The rules governing foreign tax credits are complex and investors are urged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Information Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of certain thresholds are generally required to file an information report with respect to such assets with their tax returns (and can be subject to substantial penalties for failure to file). “Specified foreign financial assets” includes not only a financial account maintained by a foreign financial institution, such as a financial account in which Notes are held, but also, if held for investment and not held in an account maintained by a financial institution, any securities issued by a non-U.S. person, such as the Notes. U.S. Holders may be subject to these reporting requirements with respect to their Notes or the account in which their Notes are held unless their Notes are held in an account at a domestic financial institution. U.S. Holders are urged to consult their own tax advisors regarding the possible reporting requirements with respect to their investment in the Notes and the penalties for non-compliance.

UNDERWRITING

We intend to offer the Notes through the underwriters. Barclays Capital Inc., Mizuho Securities USA LLC, and RBC Capital Markets, LLC (collectively, the “representatives”) are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase severally and not jointly, the principal amount of Notes listed opposite the underwriters’ names below.

Underwriter	Principal Amount of Notes
Barclays Capital Inc.	U.S.$	230,000,000
Mizuho Securities USA LLC		230,000,000
RBC Capital Markets, LLC		230,000,000
BMO Capital Markets Corp.		49,000,000
CIBC World Markets Corp.		49,000,000
National Bank of Canada Financial Inc.		49,000,000
Scotia Capital (USA) Inc.		49,000,000
TD Securities (USA) LLC		49,000,000
Desjardins Securities Inc.		30,000,000
Casgrain & Company Limited		15,000,000
Laurentian Bank Securities Inc.		15,000,000
Cedar Leaf Capital Inc.		5,000,000

Total	U.S.$	1,000,000,000

The terms of the offering of the Notes, including the price of the Notes, were established through negotiations between us and the underwriters.

In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Notes offered hereby if any of the Notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion, subject to certain conditions, following: (i) suspension or limitation of trading of the Issuer’s medium term notes or of trading in securities generally on certain stock exchanges, (ii) any banking moratorium declared by U.S., Canadian or New York authorities, or (iii) any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on U.S. and Canadian financial markets is such as to make it, in the sole judgement of the representatives, impractical or inadvisable to proceed with the offering or delivery of the Notes.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect that delivery of the Notes will be made to investors on or about May 26, 2026, which will be the third business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the first business day before settlement should consult their own advisor.

This prospectus supplement qualifies the distribution of the Notes in the Province of Ontario solely for the purpose of registering the Notes in the United States pursuant to the MJDS adopted by the United States and Canada. This prospectus supplement does not qualify the Notes for distribution to purchasers in Canada or to residents of Canada. See “Notice to Prospective Investors in Canada”. Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of FINRA.

Commissions and Discounts

The underwriters have advised us that they propose to offer the Notes to the public at the public offering prices set forth on the cover of this prospectus supplement, and to certain dealers at those prices, less a concession not in excess of 0.350% of the principal amount of the Notes. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers not in excess of 0.250% of the principal amount of the Notes. After the initial public offering, the public offering prices, concessions and discounts may be changed by the underwriters. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Notes is less than the gross proceeds paid to us by the underwriters. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The expenses of the offering, not including the underwriting discounts, are estimated to be approximately U.S.$2,200,000 and are payable by us.

New Issue of Notes

The Notes are new issues of securities with no established trading markets. The Notes will not be listed on any securities exchange or quoted on any automated dealer quotation system. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities in respect of the Notes at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Price Stabilization and Short Positions

In connection with this offering of Notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the underwriters create a short position in the Notes in connection with this offering of Notes (i.e., if they sell more Notes than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The underwriters are not required to engage in these activities and may end these activities at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationships Between the Issuer and Certain Underwriters

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates in the ordinary course of business for which services they have received, and may in the future receive, customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Each of RBC Capital Markets, LLC, BMO Capital Markets Corp., CIBC World Markets Corp., National Bank of Canada Financial Inc., Scotia Capital (USA) Inc., TD Securities (USA) LLC, Desjardins Securities Inc., Laurentian Bank Securities Inc. and Cedar Leaf Capital Inc. is a subsidiary or affiliate of a lender that has made a $3.05 billion unsecured revolving credit facility (the “HOI Credit Facility”) available to us. In addition, each of RBC Capital Markets, LLC, BMO Capital Markets Corp., CIBC World Markets Corp., National Bank of Canada Financial Inc., Scotia Capital (USA) Inc., TD Securities (USA) LLC and Cedar Leaf Capital Inc. is a subsidiary or affiliate of a lender that has made a $250 million operating credit facility (the “HOL Credit Facility” and together with the HOI Credit Facility, the “Credit Facilities”) available to our sole shareholder, HOL. Consequently, under applicable Canadian securities laws, we may be considered to be a “connected issuer” to each of RBC Capital Markets, LLC, BMO Capital Markets Corp., CIBC World Markets Corp., National Bank of Canada Financial Inc., Scotia Capital (USA) Inc., TD Securities (USA) LLC, Desjardins Securities Inc., Laurentian Bank Securities Inc. and Cedar Leaf Capital Inc., which are direct or indirect subsidiaries or affiliates of a bank or other financial institution which is a lender to us and in certain cases, a lender to our “related issuer” (as defined under applicable Canadian securities laws). The indebtedness under each Credit Facility is unsecured.

As of May 15, 2026, there is no outstanding indebtedness under the Credit Facilities. As at the date hereof, the Issuer and HOL are in compliance with the terms of such Credit Facilities and none of the lenders under the Credit Facilities have waived any material breach of such agreements since their execution. Further, our financial position has not changed substantially or adversely since their execution. None of the lenders under the Credit Facilities were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. As a consequence of the sale of the Notes under this prospectus supplement, each of the underwriters will receive their fees relating to the offering of any Notes.

Notice to Prospective Investors in Canada

The Notes offered under this prospectus supplement are not being, and may not be, offered or sold, directly or indirectly, in any province or territory of Canada unless pursuant to an exemption from the prospectus requirements of Canadian securities laws.

Notice to Prospective Investors in the European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of:

(a)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(b)

a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(c)	not a qualified investor as defined in the Regulation (EU) No 2017/1129, known as the “Prospectus Regulation”.

The expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Consequently, no key information document required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling, or recommending such debt securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the prospectus and any other material in relation to the Notes described herein are only being distributed to, and are only directed at persons who (i) have professional experience in matters relating to investments and falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth entities, unincorporated associations etc”) of the Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FMSA”)) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “Public Offers Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement has been prepared on the basis that any offer of the Notes in the United Kingdom will be made pursuant to an exception under the Public Offers Regulation from the prohibition on offers to the public. This prospectus supplement is not a prospectus for the purposes of the Public Offers Regulation or an approved prospectus for the purposes of Section 85 of the FMSA.

This prospectus supplement, the prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Solely for the purposes of the product approval process of any relevant initial purchaser that considers itself a manufacturer pursuant to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) (each a “UK Manufacturer” and, together, the “UK Manufacturers”), the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “UK distributor”) should take into consideration the UK Manufacturers’ target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK Manufacturers’ target market assessment) and determining appropriate distribution channels.

Notice to Prospective Investors in Switzerland

This prospectus supplement and the accompanying prospectus are not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

The Notes have not been and may not and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong). No advertisement, invitation or document relating to the Notes has been or may be or will be issued or has been, may be or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any rules made thereunder.

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

This offering of the Notes has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended, the “FIEA”) or any other laws, regulations or ministerial guidelines of Japan and, accordingly, the Notes may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for reoffering or resale, directly or indirectly, in Japan, or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an “institutional investor” (as defined in Section 4A of the Securities and Futures Act 2001, as modified and amended from time to time (the “SFA”)) under Section 274 of the SFA or (ii) to an “accredited investor” (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Singapore SFA Product Classification

Solely for the purposes of our obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in the United Arab Emirates

The Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. This prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Taiwan

The Notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), and/or other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be offered, issued or sold within Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration with, filing or the approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Notes in Taiwan.

LEGAL MATTERS

Certain legal matters in respect of the offering of the Notes will be passed upon for us by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, Canada, with respect to matters of Canadian law, and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, U.S., with respect to matters of U.S. law. Certain legal matters in respect of the offering of the Notes will be passed upon for the underwriters by Blake, Cassels & Graydon LLP, Toronto, Ontario, Canada, with respect to matters of Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, U.S., with respect to matters of U.S. law.

As of the date of this prospectus supplement, the partners and associates of Osler, Hoskin & Harcourt LLP, and the partners and associates of Blake, Cassels & Graydon LLP, each as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities of any class.

AUDITORS

KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario, M5H 2S5, is the auditor of the Issuer and has confirmed that it is independent of the Issuer within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to the Issuer under all relevant U.S. professional and regulatory standards.

TRUSTEE

The U.S. Trustee is Computershare Trust Company, N.A. and the Canadian Trustee is Computershare Trust Company of Canada. The U.S. Trustee maintains its offices in the City of St. Paul, Minnesota and the Canadian Trustee maintains its offices in the City of Toronto, Ontario.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 18, 2025

HYDRO ONE INC.

Debt Securities

Hydro One Inc. (the “Issuer”) may from time to time issue, offer and sell debentures, notes or other evidence of indebtedness of any kind, nature or description (collectively, “Debt Securities”) under this short form base shelf prospectus (the “Prospectus”). The Debt Securities offered hereby may be offered or sold separately or together, in separate series, as senior, or subordinated or junior subordinated indebtedness, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements to this Prospectus (each, a “Prospectus Supplement” and together, the “Prospectus Supplements”).

All shelf information permitted under applicable laws to be omitted from this Prospectus, including as permitted under the WKSI Blanket Order (as defined below), will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which such Prospectus Supplement pertains.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. There is currently no market through which the Debt Securities may be sold, and purchasers may not be able to resell such Debt Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities and the extent of issuer regulation. See “Risk Factors” and “Underwriting”.

The Debt Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular offering of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

Unless otherwise indicated in the Prospectus Supplement relating to an offering of Debt Securities, the particular offering of Debt Securities will be subject to approval of certain legal matters on behalf of the Issuer by Osler, Hoskin & Harcourt LLP, with respect to Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States (“U.S.”) law.

Investing in the Debt Securities involves significant risks. Prospective investors should carefully read and consider the risk factors described or referenced under the heading “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference herein and therein before purchasing Debt Securities.

The Issuer is permitted, under the multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the U.S.

Unless otherwise stated therein, all financial statements incorporated by reference in this Prospectus have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”).

A purchaser’s ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Issuer is organized under the laws of the Province of Ontario, all of the officers and directors of the Issuer and the majority of the experts named in this Prospectus are non-U.S. residents and that all or a substantial portion of the assets of the Issuer and said persons are located outside of the U.S.

THE DEBT SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Debt Securities will be set forth in an accompanying Prospectus Supplement and may include the designation of the particular series, the aggregate principal amount of Debt Securities being offered, whether such Debt Securities are senior, subordinated or junior subordinated, any limit on the aggregate principal amount of the Debt Securities of any series being offered, the issue and delivery date, the maturity date, the offering price, the interest rate or method of determining the interest rate, the interest payment date(s), any redemption provisions, any repayment provisions and any other material terms and conditions of the Debt Securities.

The Issuer reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Debt Securities that are not within the descriptions set forth in this Prospectus.

Prospective investors should be aware that an acquisition of the Debt Securities described herein may have tax consequences both in Canada and the U.S. This Prospectus does not, and any applicable Prospectus Supplement may not, fully describe these tax consequences. Prospective investors should read the tax discussion (if any) in any applicable Prospectus Supplement, but note that such discussion may be only a general summary that does not cover all tax matters that may be of importance to a prospective investor. Each prospective investor is urged to consult its own tax advisors about the tax consequences relating to the purchase, ownership and disposition of the Debt Securities in light of the investor’s own circumstances.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or has performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Debt Securities in only those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Debt Securities. The Issuer may offer and sell the Debt Securities to, or through, underwriters or dealers purchasing as principals and may also sell the Debt Securities to one or more purchasers directly or through agents. See “Underwriting”.

A Prospectus Supplement relating to a particular offering of Debt Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Issuer in connection with the offering and sale of the Debt Securities, and will set forth the terms of the offering of the Debt Securities, including the public offering price of such Debt Securities (or the manner of determination thereof if offered on a non-fixed price basis), the method of distribution of such Debt Securities, including, to the extent applicable, the proceeds to, and the portion of expenses borne by, the Issuer from such sale, any underwriting fees, discounts or commissions and any discounts or concessions allowed, re-allowed or paid by any underwriter to other dealers and other material terms of the plan of distribution. If offered on a non-fixed price basis, Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Debt Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation, as applicable, will be increased or decreased by the amount by which the aggregate price paid for Debt Securities by

- ii -

the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Issuer. See “Underwriting”.

In connection with any offering of Debt Securities (unless otherwise specified in a Prospectus Supplement), the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Debt Securities offered at levels other than those which might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Underwriting”.

Securities legislation in the Province of Ontario provides purchasers with the right to withdraw from an agreement to purchase Debt Securities.

As of the date hereof, the Issuer has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Order. See “Exemptions – Well-Known Seasoned Issuers”.

The head and registered office of the Issuer is located at 483 Bay Street, South Tower, 8th Floor, Toronto, Ontario, M5G 2P5.

- iii -

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless otherwise noted or the context otherwise requires, references to “Hydro One” refer to Hydro One Inc. and its subsidiaries taken together as a whole and references to the “Issuer” refer solely to Hydro One Inc. The board of directors of Hydro One Inc. are comprised of the same directors as the board of directors of Hydro One Limited and as a result, references to the “Board of Directors” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc.

Unless otherwise expressly stated therein, the financial information of the Issuer contained in the documents incorporated by reference herein are presented in Canadian dollars. The Issuer prepares and presents its financial statements in accordance with U.S. GAAP. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is prepared in accordance with U.S. GAAP.

This Prospectus provides a general description of Debt Securities that the Issuer may offer. Each time the Issuer sells Debt Securities under this Prospectus, the Issuer will file a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Debt Securities, a prospective investor should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

This Prospectus includes, or the documents incorporated by reference herein include, a summary of certain material agreements of the Issuer. The summary descriptions are not complete and are qualified by reference to the terms of the material agreements, which have been filed with the Canadian securities regulatory authorities and are available on SEDAR+ under the Issuer’s profile at www.sedarplus.com. Investors are encouraged to read the full text of such material agreements.

The Issuer is responsible for the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Issuer has not authorized anyone to provide you with different or additional information. Investors should only rely on the information contained in this Prospectus or any Prospectus Supplement and in the documents incorporated by reference herein and therein and investors are not entitled to rely on parts of such information to the exclusion of others. The Issuer is not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date of the applicable document.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”) that is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, regulatory and economic environments in which Hydro One operates and includes beliefs and assumptions made by management. Such information includes, but is not limited to, statements related to: the general development of Hydro One’s business; Hydro One’s strategy and goals; the terms of an offering of Debt Securities under this Prospectus; future sales of Debt Securities; and statements concerning the content of future Prospectus Supplements and the terms of the Indenture (as defined below). Additional forward-looking information is identified in the various documents incorporated by reference in this Prospectus, including in the section entitled “Forward-Looking Information” in the Issuer’s most recent annual information form and the section entitled “Forward-Looking Statements and

Information” in the Issuer’s most recent annual and interim management’s discussion and analysis of the financial condition and results of operations of the Issuer. Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target” and variations of such words and similar expressions are intended to identify such forward-looking information. The forward-looking information contained or incorporated by reference in this Prospectus is not a guarantee of future performance and involves assumptions and risks and uncertainties that are difficult to predict. In particular, this forward-looking information is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the Ontario Energy Board (“OEB”) and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Issuer’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One including information obtained by Hydro One from third-party sources. Actual results may differ materially from those expressed, implied or forecasted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information are discussed in more detail under “Risk Factors” in this Prospectus or in any Prospectus Supplement and in the various documents incorporated by reference in this Prospectus, including in the sections entitled “Forward-Looking Information” and “Risk Factors” in the Issuer’s most recent annual information form, the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in the Issuer’s most recent annual management’s discussion and analysis of the financial condition and results of operations of the Issuer and the section entitled “Forward-Looking Statements and Information” in the Issuer’s most recent interim management’s discussion and analysis of the financial condition and results of operations of the Issuer. You should carefully consider these and other factors and not place undue reliance on forward-looking information.

The Issuer does not undertake or assume any obligation to update or revise any forward-looking information for any reason, except as required by applicable securities laws.

WHERE TO FIND ADDITIONAL INFORMATION

The Issuer has filed with the SEC, under the U.S. Securities Act of 1933, as amended, a registration statement on Form F-10 relating to the Debt Securities qualified by this Prospectus (the “Registration Statement”). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Issuer and the Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement, reference is made to the Registration Statement and to the exhibits filed therewith. Statements included or incorporated by reference in this Prospectus about the contents of certain documents are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

Under the multi-jurisdictional disclosure system adopted by the U.S. and Canada, documents and other information that the Issuer files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download any public document that the Issuer has filed with the Canadian securities regulatory authorities on SEDAR+ at www.sedarplus.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP; (iii) the powers of attorney from the directors and officers of the Issuer (included on the signature page to the Registration Statement); and (iv) a form of indenture between the Issuer, as issuer, a U.S. trustee to be identified in the future (the “U.S. Trustee”), and a Canadian co-trustee to be identified in the future (the “Canadian Co-Trustee”, and together with the U.S. Trustee, the “Trustees”) (as it may be amended, restated, supplemented or replaced from time to time, the “Indenture”).

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by the Issuer with the Ontario Securities Commission, are specifically incorporated by reference into, and form an integral part of, this Prospectus (except that any description of our credit ratings in any of the following documents shall not be incorporated by reference in this Prospectus or any Prospectus Supplement):

(a)	the annual information form of the Issuer dated February 20, 2025 for the year ended December 31, 2024 (the “AIF”);

(b)	the statement of executive compensation of the Issuer dated April 28, 2025 incorporated by reference in the AIF;

(c)

the comparative audited consolidated financial statements of the Issuer as at and for the years ended December 31, 2024 and December  31, 2023, together with the related notes thereto and the report of the independent registered public accounting firm thereon (the “Annual Financial Statements”);

(d)	management’s discussion and analysis in respect of the Annual Financial Statements;

(e)

the comparative unaudited condensed interim consolidated financial statements of the Issuer as at June 30, 2025 and for the three and six month periods ended June 30, 2025 and June 30, 2024, together with the related notes thereto (the “Interim Financial Statements”); and

(f)	management’s discussion and analysis in respect of the Interim Financial Statements.

Except as otherwise stated below, any documents of the type referred to above, any material change report (excluding confidential material change reports), any business acquisition report or other disclosure document required to be incorporated by reference into a prospectus filed under National Instrument 44-101 – Short Form Prospectus Distributions filed by the Issuer with the Ontario Securities Commission after the date of this Prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this Prospectus (except that any description of our credit ratings in any such document shall not be incorporated by reference in this Prospectus or any Prospectus Supplement). To the extent that any document or information incorporated by reference in this Prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).

Upon new annual audited consolidated financial statements and accompanying management’s discussion and analysis being filed by the Issuer with and, where required, accepted by, the Ontario Securities Commission during the term of this Prospectus, the previous annual audited consolidated financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for the purposes of future offers and sales of Debt Securities hereunder. Upon a new annual information form being filed by the Issuer with and, where required, accepted by, the Ontario Securities Commission during the term of this Prospectus, the previous annual information form, all material change reports filed by the Issuer prior to the end of the financial year of the Issuer in respect of which the new annual information form is filed and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the new annual information form filed or less than nine months of the acquired business’ or related businesses’ operations are incorporated into the Issuer’s most recent annual audited consolidated financial statements), shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Debt Securities hereunder. Upon new interim financial statements and accompanying management’s discussion and analysis being filed by the Issuer with and, where required, accepted by, the Ontario Securities Commission during the currency of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Debt Securities hereunder. Upon a new statement of executive compensation being filed by the Issuer with and, where required, accepted by, the Ontario Securities Commission during the term of this Prospectus, the previous statement of executive compensation of the Issuer shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

Certain marketing materials (as that term is defined in applicable securities legislation in Canada) may be provided to Canadian investors in connection with a distribution of Debt Securities under this Prospectus and any applicable Prospectus Supplement. Any “template version” of any such “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Debt Securities, and filed by the Issuer after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Debt Securities, will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Debt Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of any offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of Debt Securities thereunder.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Copies of the documents incorporated by reference herein may be obtained on request without charge from the Secretary of the Issuer at 483 Bay Street, South Tower, 8th Floor, Toronto, Ontario, M5G 2P5, telephone (416) 345-6044, and are also available electronically under the Issuer’s profile at www.sedarplus.com.

CURRENCY

In this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada. References to “U.S. dollars” or “U.S.$” are to lawful currency of the United States of America. The following table sets forth, for the periods noted, the daily exchange rate and the high, low and average exchange rates of one U.S. dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31,			Six months ended June 30,
	2024	2023	2022	2025	2024
High	1.4416	1.3875	1.3856	1.4603	1.3821
Low	1.3316	1.3128	1.2451	1.3558	1.3316
Average	1.3698	1.3497	1.3011	1.4094	1.3586
Period End	1.4389	1.3226	1.3544	1.3643	1.3687

As of August 15, 2025, the daily exchange rate as reported by the Bank of Canada was U.S.$1.00 = $1.3806.

HYDRO ONE INC.

Hydro One is Ontario’s largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to approximately 1.5 million customers across the Province of Ontario, and to large industrial customers and municipal utilities. Through its subsidiaries, Hydro One owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 126,000 circuit kilometres of primary low-voltage distribution lines.

Hydro One has three segments: (i) transmission business; (ii) distribution business; and (iii) other.

Hydro One’s transmission business consists of owning and operating its transmission system, which, as of December 31, 2024, accounted for approximately 90% of Ontario’s transmission capacity based on the network component of the revenue requirement1 approved by the OEB.2 All of Hydro One’s transmission business is carried out through its wholly-owned subsidiaries, Hydro One Networks Inc. (“HONI”) and Hydro One Sault Ste. Marie LP, as well as through Hydro One’s approximately 66% interest in B2M Limited Partnership (a limited partnership with respect to the Bruce-to-Milton transmission line), approximately 55% interest in Niagara Reinforcement Limited Partnership (a limited partnership formed for the purpose of owning a 230 kilovolt transmission line in the Niagara region), and approximately 80% interest in Chatham x Lakeshore Limited Partnership (a limited partnership formed to own and operate a double circuit 230 kilovolt transmission line from the Chatham Switching Station to the Lakeshore Transformer Station).3 Hydro One’s transmission business is a rate-regulated business that earns revenues mainly from charging transmission rates that are subject to approval by the OEB. Hydro One’s transmission business represented approximately 59% of its total assets as at December 31, 2024, approximately 53% of its total revenues, net of purchased power,4 in 2024, and approximately 27% of its total revenues in 2024.

Hydro One’s distribution business consists of owning, operating and maintaining its distribution system, which the Issuer owns primarily through its wholly-owned subsidiary, HONI, the largest local distribution company in

[1]

The network component of the revenue requirement is Hydro One’s portion of the transmission revenue requirement attributed to assets that are used for the common benefit of all Hydro One and non-Hydro One customers in Ontario.

[2]	Hydro One owns and operates approximately 94% of the transmission system in Ontario when based on the total OEB approved revenue requirement.
[3]

Through Hydro One’s equity partnership model, five First Nation partners have been offered the opportunity to collectively invest in a 50% equity stake in the transmission line component of the project.

[4]

Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP, which is used to prepare the Issuer’s financial statements, and accordingly, these measures may not be comparable to similar measures used by other companies. Additional disclosure for this non-GAAP financial measure is incorporated by reference herein and can be found in the sections titled “Non-GAAP Financial Measures” of the Issuer’s most recent annual and interim management’s discussion and analysis of the financial condition and results of operations, each of which is available on SEDAR+ under the Issuer’s profile at www.sedarplus.com.

Ontario. Hydro One’s distribution system is also the largest in Ontario. Hydro One’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities, which supplies electricity to customers in remote communities in northern Ontario. Hydro One’s distribution business represented approximately 38% of its total assets as at December 31, 2024, approximately 47% of its total revenues, net of purchased power4, in 2024, and approximately 73% of its total revenues in 2024.

Hydro One’s other segment consists of certain corporate activities, including a deferred tax asset, and is not rate-regulated. The deferred tax asset arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when Hydro One transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One Limited’s initial public offering in 2015. The other segment represented approximately 3% of Hydro One’s total assets as at December 31, 2024, approximately 0% of its total revenues, net of purchased power4, in 2024, and approximately 0% of its total revenues in 2024.

The Issuer is a wholly-owned subsidiary of Hydro One Limited. The address of the head and registered office of the Issuer is 483 Bay Street, South Tower, 8th Floor, Toronto, Ontario, M5G 2P5.

See the section entitled “Business of Hydro One” in the AIF for further details relating to the Issuer’s business.

RECENT DEVELOPMENTS

Appointment of Interim President and Chief Executive Officer

On August 14, 2025, Hydro One announced that David Lebeter, President and Chief Executive Officer, will take a temporary compassionate care leave, effective August 25, 2025, to care for a family member. Mr. Lebeter will continue to support the company on an advisory basis until his return. The Board of Directors has appointed Harry Taylor as Interim President and Chief Executive Officer effective August 25, 2025. Mr. Taylor will also continue to serve as Executive Vice President, Chief Financial and Regulatory Officer.

Appointment of New Director

The Board of Directors has also appointed Michael W. Rencheck to the company’s Board of Directors effective August  14, 2025.

RISK FACTORS

Prospective investors in a particular offering of Debt Securities should carefully consider the risks presented in this Prospectus, as well as the information and risk factors contained in the Prospectus Supplement relating to that offering and any and all other information incorporated by reference in this Prospectus. Discussions of certain risks affecting the Issuer are generally provided and described in documents filed by the Issuer with the Canadian securities regulatory authorities from time to time and which are incorporated by reference into this Prospectus, including the Issuer’s annual information form and annual and interim management’s discussion and analysis. In particular, see the sections entitled “Forward-Looking Information” and “Risk Factors” in the Issuer’s most recent annual information form and the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in the Issuer’s most recent annual management’s discussion and analysis of the financial condition and results of operations of the Issuer. If any event arising from these or any other risks occurs, the Issuer’s business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

In addition, the following additional risk factors will be relevant to prospective investors of Debt Securities.

The Issuer must receive dividends and other payments from its subsidiaries in order to make payments to holders of Debt Securities

The Issuer is a holding company that has no significant assets or operations other than the debt and equity of its subsidiaries. The Issuer’s most significant subsidiary is HONI. The Issuer is dependent on dividends, interest, loans and other payments from this and other subsidiaries to meet its debt service and other obligations.

The Issuer’s subsidiaries are separate legal entities and have no obligation to pay any amounts due under the Debt Securities and, except for their respective obligations under existing intercompany debt obligations owing to the Issuer, have no obligation to make funds available to the Issuer, whether by dividends, interest, loans or other payments. In addition, unless otherwise specified in a Prospectus Supplement, these subsidiaries will not guarantee the Debt Securities. In the event of bankruptcy, liquidation or reorganization of any of the Issuer’s subsidiaries, the creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to the Issuer, except to the extent that the Issuer is recognized as a creditor of those subsidiaries.

The Issuer’s subsidiaries currently are not restricted in terms of their ability to pay dividends or make other payments to the Issuer, other than by solvency provisions under generally applicable Ontario corporate law or partnership law, as applicable. However, they could become so restricted in the future by, among other things, other laws as well as agreements to which they may become parties in the future.

The Indenture is not expected to limit the amount of debt that the Issuer or any of its subsidiaries may incur or restrict their ability to engage in other transactions that may adversely affect holders of the Debt Securities

Unless otherwise specified in a Prospectus Supplement, the Indenture will not: (i) limit the amount of debt that the Issuer may incur; (ii) contain any financial covenants or other provisions that would afford the holders of Debt Securities any substantial protection if the Issuer participates in a highly leveraged transaction; or (iii) limit the ability of the Issuer to pay dividends, make distributions, repurchase outstanding shares or mortgage, pledge, encumber or charge any of their assets to secure any indebtedness or other financing. As a result of the foregoing, when evaluating the terms of the Debt Securities, a prospective investor should be aware that the terms of the Indenture and the Debt Securities are not expected to restrict the ability of the Issuer to engage in, or otherwise be a party to, various corporate transactions that could have an adverse impact on a purchaser’s investment in the Debt Securities.

The Debt Securities are not secured by any assets of the Issuer and any secured creditors will have a prior claim on the assets of the Issuer

Unless otherwise specified in a Prospectus Supplement, the Debt Securities will not be secured by any assets of the Issuer. If the Issuer has outstanding secured debt at a particular time, its assets would be subject to prior claims of its respective secured creditors. In such circumstances, it is possible that there would be insufficient assets remaining from which claims of the holders of any Debt Securities could be satisfied.

Priority

The Debt Securities will be senior, subordinated or junior subordinated indebtedness of the Issuer as described in the relevant Prospectus Supplement. In the event of the insolvency or winding-up of the Issuer or other specified default with respect to the senior Debt Securities, payment of the subordinated Debt Securities will be postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of the Issuer other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities and payment of the junior subordinated Debt Securities will be postponed in right of payment to the prior payment in full of all other senior indebtedness and all subordinated indebtedness (other than junior subordinated indebtedness) of the Issuer.

The Issuer may be unable to generate the cash flow to service their debt obligations

There is no guarantee that the Issuer will generate sufficient cash flow to enable it to service its indebtedness, including the Debt Securities. The ability of the Issuer to pay its expenses and satisfy its debt obligations will depend on its future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors outside its control. The Issuer believes that cash flow from operations and available cash will be adequate for the foreseeable future. However, if the Issuer is unable to generate sufficient cash flow to service its debt, the Issuer may be required to sell assets, reduce capital expenditures, refinance all or a portion of any outstanding debt, including the Debt Securities, or obtain additional financing. There is no guarantee that the Issuer will be able to refinance its debt, sell assets or incur additional indebtedness on terms acceptable to it, or at all.

Changes in creditworthiness or credit ratings may adversely affect the value of the Debt Securities

In connection with any offering of Debt Securities, unless otherwise specified in a Prospectus Supplement, the Issuer expects to receive a credit rating for the Debt Securities being offered from one or more credit rating agencies. Such ratings are limited in scope and may not address all material risks related to the structure of, market for, or other factors related to the value of, the Debt Securities, but rather reflect only the view of each rating agency at the time the rating is issued. There can be no assurance that the credit ratings assigned to the Debt Securities of any series will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by one or more of the rating agencies if, in such rating agency’s judgment, circumstances so warrant.

In addition, credit rating agencies evaluate the industry in which the Issuer operates as a whole and may change their credit rating for the Issuer based on their overall view of such industry. The Issuer cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting the Issuer. Actual or anticipated changes or downgrades in the Issuer’s credit ratings, including any announcement that the Issuer’s ratings are under further review for a downgrade, could affect the market value of the Debt Securities and increase corporate borrowing costs for the Issuer.

The rights of holders of Debt Securities may change

Holders of Debt Securities will be bound by the terms and conditions of the Indenture. The terms and conditions of the Indenture may, however, be amended, restated or supplemented from time to time. See “Description of Debt Securities – Modification of the Indenture”.

No existing trading market

The Debt Securities will constitute a new issue of securities for which, unless otherwise indicated in a Prospectus Supplement, there is no existing trading market. Unless otherwise specified in a Prospectus Supplement, the Issuer does not intend to list the Debt Securities on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the Debt Securities will ever develop or will be maintained. If a trading market does not develop or is not maintained, it may be difficult or impossible to resell the Debt Securities. Further, there can be no assurance as to the liquidity of any market that may develop for the Debt Securities, the ability of any purchaser to sell the Debt Securities or the price at which a purchaser will be able to sell the Debt Securities.

Further, even if an active trading market develops for the Debt Securities, the trading prices of the Debt Securities will depend on many factors, including prevailing interest rates, the financial condition and results of operations of the Issuer, the then-current credit ratings assigned to the Debt Securities and the markets for similar securities. If a holder of Debt Securities sells any Debt Securities before their maturity, such holder may have to do so at a substantial discount from the issue price, and as a result such holder may suffer substantial losses.

Changes in interest rates may affect the market price or value of the Debt Securities

Generally, the market price or value of the Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline. Fluctuations in interest rates may also impact borrowing costs of the Issuer, which may adversely affect the Issuer’s creditworthiness. It is impossible to predict whether interest rates will rise or fall.

Prevailing yields on similar securities

The prevailing yield on debt securities with comparable maturities will affect the market value of the Debt Securities. Assuming all other factors remain unchanged, the market value of the Debt Securities will decline as prevailing yields for similar securities rise and will increase as prevailing yields for similar securities decline. Fluctuations in prevailing yields may also impact borrowing costs of the Issuer which may adversely affect its creditworthiness. It is impossible to predict whether prevailing yields will rise or fall.

Risk of optional redemption

The Issuer may elect to redeem the Debt Securities prior to their maturity (to the extent the terms of the Debt Securities provide for optional redemption prior to maturity), in whole or in part, at any time or from time to time, especially when prevailing interest rates are lower than the rate borne by the Debt Securities. If prevailing interest rates are lower than the interest rate borne by the Debt Securities at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate that is at least equal to the interest rate on the Debt Securities being redeemed. See “Description of Debt Securities – Optional Redemption”.

In addition, any optional redemption feature giving the Issuer the right to redeem Debt Securities may limit their market value. During any period when the Issuer may elect to redeem the Debt Securities prior to the stated maturity date, the market value of those Debt Securities generally will not rise substantially above the price at which they can be redeemed.

Potential difficulties in enforcing civil liabilities outside Canada

The Issuer is incorporated under the laws of Ontario, Canada and substantially all of Hydro One’s assets are currently located in Canada. All of the directors and officers of the Issuer, and the experts named in this Prospectus, are non-U.S. residents, and a substantial portion of the assets of the Issuer and such experts named in this Prospectus are located outside of the U.S. The Issuer agrees or will agree, as applicable, in accordance with the terms of the Indenture, to accept service of process in any suit, action or proceeding with respect to the Indenture or any Debt Securities brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. Nevertheless, it may be difficult for holders of Debt Securities to effect service of process within the U.S. upon directors, officers and experts who are not residents of the U.S. or to realize in Canada upon judgments of courts of the U.S. predicated upon civil liability under U.S. federal or state securities laws or other laws of the U.S.

Canadian bankruptcy and insolvency laws may impair the Trustees’ ability to enforce remedies under the Indenture or the Debt Securities

The right of the Trustees to enforce remedies under the Indenture and the Debt Securities could be delayed by the provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation (including certain provisions of corporate statutes) if the benefit of such legislation is sought with respect to the Issuer. Canadian bankruptcy, insolvency and other restructuring legislation (including certain provisions of corporate statutes) contain provisions enabling an obligor to prepare and file a restructuring proposal for consideration by all or some of its creditors, to be voted on by the various classes of creditors affected thereby. A restructuring proposal may have the effect of compromising the obligations under the outstanding Debt Securities. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the relevant Canadian court, would be binding on all creditors within each affected class of securities, including those creditors that did not vote to accept the proposal. Moreover, such legislation, in certain circumstances, permits the debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. Canadian bankruptcy, insolvency and other restructuring legislation also contemplates the granting of super priority security interests or charges on the assets of the debtor company to secure the repayment of any amounts to be borrowed to facilitate the insolvency proceeding, any amounts owing for the fees and costs of professionals involved in the insolvency proceeding, obligations of directors of the company with respect to their statutory liabilities and sometimes other amounts.

The powers of the court under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the provisions of certain Canadian corporate statutes have been interpreted and exercised broadly so as to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, the Issuer cannot predict whether payments under the outstanding Debt Securities would be made during any such bankruptcy, insolvency or other restructuring proceeding, whether or when the Trustees could exercise their rights under the Indenture or whether and to what extent holders of the Debt Securities would be compensated for any compromise of obligations or any delays in payment, if any, of principal, premium, Additional Amounts (as defined below) or interest.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Issuer’s share and loan capital, on a consolidated basis, since the date of the Interim Financial Statements.

USE OF PROCEEDS

Specific information regarding the use of proceeds from the sale of Debt Securities will be described in the applicable Prospectus Supplement. The Issuer may, from time to time, issue Debt Securities other than pursuant to this Prospectus.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to any offering and sale of Debt Securities pursuant to this Prospectus.

UNDERWRITING

The Debt Securities offered hereby may be sold by the Issuer: (i) to, or through, underwriters, dealers or agents purchasing as principal or acting as agent; (ii) directly to one or more purchasers; or (iii) through a combination of any of these methods of sale. The Debt Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Debt Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Debt Securities.

A Prospectus Supplement relating to a particular offering of Debt Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Issuer in connection with the offering and sale of the Debt Securities, and will set forth the terms of the offering of the Debt Securities, including the public offering price of such Debt Securities (or the manner of determination thereof if offered on a non-fixed price basis), the method of distribution of such Debt Securities, including, to the extent applicable, the proceeds to, and the portion of expenses borne by, the Issuer from such sale, any underwriting fees, discounts or commissions and any discounts or concessions allowed, re-allowed or paid by any underwriter to other dealers and other material terms of the plan of distribution. Only underwriters, dealers or agents so named in the applicable Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Debt Securities offered thereby. Unless otherwise indicated in a Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Debt Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Debt Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Debt Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Debt Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Debt Securities is less than the gross proceeds paid by the underwriters to the Issuer.

If underwriters or dealers purchase Debt Securities as principal, the Debt Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all of the Debt Securities offered pursuant to any Prospectus Supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed, re-allowed or paid to dealers may be changed from time to time.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements which may be entered into with the Issuer to indemnification by the Issuer against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Issuer in the ordinary course of business.

The Debt Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

Unless otherwise specified in a Prospectus Supplement, each issue by the Issuer of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, such Debt Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Debt Securities are sold may make a market in such Debt Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Debt Securities will develop or as to the liquidity of any trading market for such Debt Securities. See “Risk Factors”.

Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, in connection with any offering of Debt Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Debt Securities offered at levels other than those which might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered pursuant to any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Debt Securities. No convertible, exchangeable or exercisable securities will be offered pursuant to this Prospectus or any Prospectus Supplement.

Unless otherwise specified in a Prospectus Supplement, the Debt Securities will be issued under the Indenture, as the same may be amended, restated, supplemented or replaced from time to time. A copy of the Indenture has been filed with the SEC as an exhibit to the Registration Statement of which this Prospectus is a part. If and when executed and entered into by the Issuer and the Trustees, a copy of the Indenture, as executed, will be filed with the Ontario Securities Commission and made available on SEDAR+ under the Issuer’s profile at www.sedarplus.com. Selected provisions of the Debt Securities and the Indenture under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to the Indenture and Debt Securities to be issued thereunder are summaries of certain provisions and anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, as the same may be amended, supplemented, restated or replaced from time to time.

Terms of the Debt Securities

The Debt Securities may be issued in one or more separate series and will be either senior, subordinated or junior subordinated indebtedness of the Issuer.

If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsubordinated indebtedness of the Issuer, from time to time issued and outstanding.

Except as otherwise specified in a Prospectus Supplement, if the Debt Securities are subordinated indebtedness, they will rank equally and rateably with all other subordinated Debt Securities from time to time issued and outstanding. In the event of the insolvency or winding-up of the Issuer or other specified default with respect to the senior Debt Securities, payment of the subordinated Debt Securities will be postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of the Issuer, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities and payment of the junior subordinated Debt Securities will be postponed in right of payment to the prior payment in full of all other senior indebtedness and all subordinated indebtedness (other than junior subordinated indebtedness) of the Issuer. The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities for such series. Those terms may include some or all of the following:

•	the title or designation of such series;

•	any limit on the aggregate principal amount of the Debt Securities of such series;

•	whether the Debt Securities are senior, subordinated or junior subordinated and, if subordinated or junior subordinated, the terms of such subordination and any related provisions;

•	the person to whom any interest shall be payable if other than the person in whose names the Debt Securities of such series are registered on the regular record date for such interest payment;

•	the date or dates on which principal is payable or the method for determining such date or dates, and any right to change the date on which principal is payable;

•	the interest rate or rates (which may be fixed or variable), if any, or the method for determining the interest rate or rates;

•

the date or dates from which interest will accrue, or the method for determining such date or dates, and the dates on which interest will be payable and the manner of determination of record dates for such payments;

•	the right to extend the interest payment periods and, if so, the terms of any such extension;

•	the terms, if any, upon which the obligations of the Issuer under the Debt Securities of any series may be guaranteed by any other person;

•	the terms, if any, upon which the obligations of the Issuer under the Debt Securities of any series may be secured;

•	the place or places where payments will be made, if other than the corporate trust office of a Trustee;

•	any right of the Issuer to redeem the Debt Securities, and, if so, the terms of such redemption option;

•	any obligation to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holders of such Debt Securities;

•	the denominations in which any Debt Securities will be issued, if other than denominations of U.S.$2,000 and any integral multiple of U.S.$1,000 in excess thereof;

•	the identity of each registrar, authenticating agent and/or paying agent, if not the U.S. Trustee;

•	any index or formula used for determining principal, premium, Additional Amounts or interest;

•

the currency or currency units for which the Debt Securities may be purchased and the currency or currency units in which the principal and any premium, Additional Amounts and interest is payable, in each case, if other than U.S. dollars;

•

if the principal of, or any premium, Additional Amounts or interest on, any Debt Securities of such series is to be payable, at the election of the Issuer or the holder thereof, in one or more currencies or currency units other than U.S. dollars, the currency or currency units in which the principal of, or any premium, Additional Amounts or interest on, such Debt Securities as to which such election is made shall be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined);

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal amount thereof;

•	the circumstances in which the Issuer will be required to pay Additional Amounts in respect of any tax, assessment or government charge in respect of the Debt Securities;

•

if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

•	whether the Debt Securities will be issuable as global securities and, if so, the depositary for such Debt Securities;

•	any transfer and exchange provisions of the Debt Securities of such series;

•

any addition, modification or deletion of any events of default provided with respect to the Debt Securities of the series and any change in the right of the U.S. Trustee or the requisite holders of such Debt Securities to declare the principal amount thereof due and payable, with respect to such Debt Securities;

•	any addition, modification or deletion in the covenants which apply to the Debt Securities of such series; and

•	any other terms and conditions of the Debt Securities which are not inconsistent with applicable trust indenture legislation.

Amount Unlimited

Unless otherwise specified in a Prospectus Supplement, the aggregate principal amount of Debt Securities which may be authenticated and delivered under the Indenture will be unlimited.

Specified Denominations

Except as otherwise specified in a Prospectus Supplement, the Debt Securities will be issuable in denominations of U.S.$2,000 and any integral multiple of U.S.$1,000 in excess thereof.

Subordination of Subordinated Debt Securities

The Prospectus Supplement relating to any subordinated or junior subordinated Debt Securities will summarize the subordination provisions of the Indenture applicable to that series, including:

•

the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshalling of assets or any bankruptcy, insolvency or similar proceedings;

•

the applicability and effect of such provisions in the event of specified defaults with respect to any senior debt, including the circumstances under which and the periods during which the Issuer will be prohibited from making payments on the subordinated or junior subordinated Debt Securities;

•

the definition of senior debt applicable to the subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of subordinated debt applicable to that series; and

•	any other material terms and conditions of the subordinated or junior subordinated Debt Securities.

Global Securities

The Issuer may issue some or all of the Debt Securities as book-entry securities. The Issuer will register each global security with or on behalf of a securities depositary. Each global security will be deposited with the securities depositary or its nominee or a custodian for the securities depositary.

As long as the securities depositary or its nominee is the registered holder of a global security representing Debt Securities, that person will be considered the sole owner and holder of the global security and the Debt Securities it represents for all purposes. Except in limited circumstances, owners of beneficial interests in a global security: (i) may not have the global security or any Debt Securities registered in their names; (ii) may not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for the global security; and (iii) will not be considered the owners or holders of the global security or any Debt Securities for any purposes under the applicable Debt Securities, Indenture and any related supplemental indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

The Issuer will make all payments of principal of, and any premium, Additional Amounts and interest on, a global security to the securities depositary or its nominee as the holder of the global security.

Ownership of beneficial interests in a global security will be limited to institutions having accounts with the securities depositary or its nominee (“participants”), and to persons that hold beneficial interests through participants. When a global security representing Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Debt Securities the global security represents to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by: (i) the securities depositary, with respect to participants’ interests; and (ii) any participant, with respect to interests the participant holds on behalf of other persons.

Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global security. None of the Issuer, the Trustees or any agent of the Issuer or the Trustees will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global security representing Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Events of Default

Except as otherwise specified in a Prospectus Supplement, with respect to any series of Debt Securities, any of the following events will constitute an event of default:

•	the Issuer defaults in the payment of any interest (including Additional Amounts) on any Debt Securities of that series that becomes due and payable and the default continues for 30 days;

•

the Issuer defaults in the payment of the principal of, or any premium or Additional Amounts, if any, on any Debt Securities of that series when due at its maturity and the default continues for three business days;

•	the Issuer defaults in the deposit of any sinking fund payment, when it becomes due by the terms of the Debt Securities of that series, and the default continues for a period of 30 days; or

•

the Issuer defaults in the performance of or breaches any covenant in the Indenture and such default or breach continues for a period of 90 days after written notice of such default or breach has been given to the Issuer by either Trustee (with a copy to the other Trustee) or to the Issuer and the Trustees from the holders of at least 25% in principal amount of the outstanding Debt Securities of that series;

•	certain events of bankruptcy, insolvency or reorganization of the Issuer;

•	any other event of default provided in a Prospectus Supplement with respect to Debt Securities of that series.

Except as otherwise specified in a Prospectus Supplement, if an event of default occurs and is continuing with respect to a series of Debt Securities, the U.S. Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount of, or any premium, Additional Amounts or interest on, the Debt Securities of such series to be due and payable immediately. However, except as otherwise specified in a Prospectus Supplement, any time after an acceleration with respect to the Debt Securities of any series has occurred, but before a judgment or decree based on such acceleration has been obtained, the event of default giving rise to such acceleration shall, without further action, be deemed to have been waived, rescinded and annulled if: (i) the Issuer has paid or deposited with the U.S. Trustee a sum sufficient to pay: (a) all overdue interest on all Debt Securities of that series; (b) the principal of, and any premium, Additional Amounts and interest on, the Debt Securities of such series which have become due otherwise than by such acceleration; (c) interest on all overdue interest; and (d) all sums paid or advanced by the Trustees under the Indenture; and (ii) all other events of default with respect to Debt Securities of such series which have become due solely by such acceleration have been cured or waived.

Certain Covenants

Additional Amounts

Except as otherwise specified in a Prospectus Supplement, all payments that the Issuer makes under or with respect to the Debt Securities of any series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charges, including penalties, interest and other similar liabilities related thereto, of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of Canada or any other jurisdiction in which the Issuer is incorporated, organized or otherwise resident or engaged in or carrying on business for tax purposes or from or through which the Issuer makes any payment on the Debt Securities of such series, or by any political subdivision or taxing authority or agency thereof or therein (each, a “Relevant Taxing Jurisdiction”), unless withholding or deduction is then required by law. If the Issuer or any other applicable withholding agent is required to withhold or deduct any amount for or on account of Taxes of a Relevant Taxing Jurisdiction from any payment made under or with respect to the Debt Securities of any series, the Issuer will pay to each holder of such Debt Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by each holder or beneficial owner of the Debt Securities of such series after such withholding or deduction, including any withholding or deduction attributable to the Additional Amounts, will be not less than the amount the holder or beneficial owner would have received if such Taxes had not been required to be withheld or deducted.

However, except as otherwise specified in a Prospectus Supplement, no Additional Amounts will be payable in respect or on account of:

•

any Taxes that would not have been imposed or levied but for a present or former connection, including citizenship, nationality, residence, domicile, incorporation, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within such Relevant Taxing Jurisdiction, between such holder or beneficial owner, or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation, and the Relevant Taxing Jurisdiction, other than any connection arising solely from the acquisition, ownership or disposition of the Debt Securities of any series, the receipt of payments under or with respect to the Debt Securities of any series, or the exercise or enforcement of rights under or with respect to the Debt Securities of any series or the provisions of the Indenture;

•

any Taxes that are imposed or withheld by reason of the failure of the holder or beneficial owner of Debt Securities of any series, following the Issuer’s reasonable written request addressed to the holder, and made at a time that would enable the holder or beneficial owner acting reasonably to comply with that request, and in all events at least 30 calendar days before the relevant date on which payment under or with respect to the Debt Securities of such series is due and payable, to comply with any certification or identification requirements, whether required or imposed by statute, regulation or administrative practice of a Relevant Taxing Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Taxing Jurisdiction, including a certification that the holder or beneficial owner is not resident in the Relevant Taxing Jurisdiction, but, in each case, only to the extent that the holder or beneficial owner, as the case may be, is legally eligible to provide such certification;

•	any estate, inheritance, gift, sales, transfer, personal property or similar Taxes;

•	any Tax which is payable otherwise than by deduction or withholding from payments made under or with respect to the Debt Securities of any series;

•

any Canadian withholding Taxes paid or payable by reason of (i) the holder, beneficial owner or other recipient of the amount not dealing at arm’s length with the Issuer for the purposes of the Income Tax Act (Canada) (the “ITA”), (ii) the holder or beneficial owner being, or not dealing at arm’s length with, a “specified shareholder” of the Issuer for the purposes of subsection 18(5) of ITA, or (iii) the holder or beneficial owner being an entity in respect of which the Issuer is a “specified entity” as defined in subsection 18.4(1) of the ITA;

•

any Tax imposed on or with respect to any payment by the Issuer to the holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that Taxes would not have been imposed on such payment had the beneficiary, partner or other beneficial owner directly held the Debt Securities of any series;

•

any Tax that is imposed or levied by reason of the presentation, where presentation is required in order to receive payment, of the Debt Securities of a series for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficial owner or holder thereof would have been entitled to Additional Amounts had the Debt Securities been presented for payment on any date during such 30 day period;

•

any Tax that is imposed or levied on or with respect to a Debt Security of a series presented for payment on behalf of a holder or beneficial owner who would have been able to avoid such withholding or deduction by presenting the relevant Debt Security of such series to another paying agent in a member state of the European Union;

•

any Taxes to the extent such Taxes are directly attributable to the failure of the holder or beneficial owner to qualify for an exemption from U.S. federal withholding tax with respect to payments of interest pursuant to an applicable income tax treaty to which the United States is a party or pursuant to the “portfolio interest” exemption as defined in Section 871(h) or 881(c), as applicable, of the Internal Revenue Code, in each case, as such treaty or section was in effect on the issuance date (determined without regard to the requirement that such holder or beneficial owner provide the applicable Internal Revenue Service Form W-8);

•

any Taxes imposed pursuant to Sections 1471 through 1474 of the Internal Revenue Code as of the issuance date (and any amended or successor version that is substantially comparable), any regulations or other official guidance thereunder or agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) entered into in connection therewith; or

•	any U.S. backup withholding Tax imposed pursuant to Section 3406 of the Internal Revenue Code.

In addition, except as otherwise specified in a Prospectus Supplement, Additional Amounts will not be payable with respect to any Taxes that are imposed in respect of any combination of the above items.

Except as otherwise specified in a Prospectus Supplement, where Tax is payable pursuant to Section 803 of the Regulations under the ITA by a holder or beneficial owner of the Debt Securities in respect of any amount payable under the Debt Securities to the holder, other than by reason of a transfer of the Debt Securities to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the ITA, but no Additional Amount is paid in respect of such Tax, the Issuer will pay to such holder an amount equal to such Tax within 45 days after receiving from the holder a notice containing reasonable particulars of the Tax so payable; provided, that such holder or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Debt Securities.

The Issuer, if the Issuer is an applicable withholding agent, or is otherwise required to withhold amounts under applicable law, will (i) make such withholding or deduction required by applicable law and (ii) remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law.

Except as otherwise specified in a Prospectus Supplement, at least 30 calendar days prior to each date on which any payment under or with respect to the Debt Securities of any series is due and payable, if the Issuer will be obligated to pay Additional Amounts with respect to such payment, unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Debt Securities of such series is due and payable, in which case it will be promptly thereafter, the Issuer will deliver to the U.S. Trustee an officer’s certificate stating that such Additional Amounts will be payable and the amounts so payable and will set forth such other information, other than the identities of holders and beneficial owners of Debt Securities, necessary to enable the U.S. Trustee or a paying agent to pay such Additional Amounts to holders and beneficial owners of Debt Securities on the relevant payment date. Except as otherwise specified in a Prospectus

Supplement, the U.S. Trustee will make such payments in the same manner as any other payments on the Debt Securities of such series and the Issuer will provide the U.S. Trustee with documentation reasonably satisfactory to the U.S. Trustee evidencing payment of such Additional Amounts.

Except as otherwise specified in a Prospectus Supplement, the Issuer will take reasonable efforts to furnish to the U.S. Trustee or a holder within a reasonable time certified copies of tax receipts or other evidence of the payment by the Issuer of any Taxes imposed or levied by a Relevant Taxing Jurisdiction.

Except as otherwise specified in a Prospectus Supplement, the Issuer will pay any present or future stamp, issue, registration, court documentation, excise or property taxes or other similar taxes, charges and duties, including interest, additions to tax and penalties with respect thereto, imposed by any Relevant Taxing Jurisdiction in respect of the receipt of any payment under or with respect to the Debt Securities of any series, the execution, issue, delivery or registration of the Debt Securities of such series or the Indenture or any other document or instrument referred to thereunder and any such taxes, charges, duties or similar levies imposed by any jurisdiction as a result of, or in connection with, the enforcement of the Debt Securities of such series or the Indenture or any such other document or instrument following the occurrence of any event of default with respect to the Debt Securities of such series. The Issuer will not, however, pay such amounts that are imposed on or result from a sale or other transfer or disposition by a holder or beneficial owner of Debt Securities.

Except as otherwise specified in a Prospectus Supplement, the preceding provisions will survive any termination, defeasance or discharge of the Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor person to the Issuer is organized, incorporated or otherwise resident or engaged in or carrying on business for tax purposes and any political subdivision or taxing authority or agency thereof or therein.

Statement by Officers as to Default

Except as otherwise specified in a Prospectus Supplement, the Issuer will deliver to the Trustees, within 120 days after the end of each calendar year or on or before such other day in each calendar year as the Issuer and the Trustees may from time to time agree upon, an officer’s certificate stating whether or not to the best knowledge of the signers thereof, the Issuer is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if the Issuer shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Provision of Financial Information

Except as otherwise specified in a Prospectus Supplement, the Issuer will supply to holders of Debt Securities and the U.S. Trustee, copies of its annual reports and quarterly reports and any information, documents or reports that are required to be filed by the Issuer with the SEC pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), within 15 days after the same is filed with the SEC or pursuant to applicable trust indenture legislation at the times and in the manner provided pursuant to such trust indenture legislation.

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis pursuant to rules and regulations promulgated by the SEC, the Issuer will supply to holders of Debt Securities and the U.S. Trustee: (i) all annual and quarterly financial statements that the Issuer would have filed with the SEC on Form 40-F and Form 6-K pursuant to Section 13 or Section 15(d) of the Exchange Act as if the Issuer was required to file with the SEC such financial statements, provided that such financial statements shall be substantially in the form prescribed or permitted (including pursuant to any exemption granted by applicable regulatory authorities) by Canadian regulatory authorities for Canadian public reporting companies; and (ii) all current reports that would be required to be filed by the Issuer with the SEC on Form 6-K if the Issuer were required to file such reports.

Consolidation, Amalgamation, Arrangement, Merger, Conveyance or Transfer

Except as otherwise specified in a Prospectus Supplement, the Issuer will be permitted under the Indenture to consolidate, merge or amalgamate with or into, or enter into an arrangement with, any other person, or convey or transfer all or substantially all of its properties and assets to any other person; provided that (i) no event of default has occurred and is continuing; (ii) any successor entity assumes the obligations of the Issuer under the Indenture and the Debt Securities issued thereunder; and (iii) the Issuer delivers to the Trustees an officer’s certificate and an opinion of counsel that affirms compliance with all conditions in the Indenture in respect of such transaction. Provided the above conditions are satisfied, the successor entity will succeed to and be substituted for the Issuer under the Indenture, and the Issuer will be relieved of its obligations under the Indenture and the Debt Securities issued thereunder.

Optional Redemption

To the extent specified in a Prospectus Supplement, the Issuer may redeem any Debt Securities by delivering: (i) to the U.S. Trustee notice at least 15 days before the date fixed for such redemption and (ii) to the holders of Debt Securities a notice at least 15 days but not more than 60 days before the date fixed for such redemption. The notice to holders of Debt Securities may state that the redemption will be conditional upon (i) the U.S. Trustee or the applicable paying agent receiving sufficient funds to pay the principal of, and premium, Additional Amounts and interest on, such Debt Securities on or prior to the date fixed for such redemption and that if the funds are not received, the redemption notice will not apply, and the Issuer will not be required to redeem such Debt Securities or (ii) the occurrence of any event (including a financing, asset disposition or other transaction) and that if such event does not occur, or the occurrence of such event as a condition to the redemption is not waived by the Issuer in its sole discretion, on or prior to the date fixed for such redemption, then such notice shall be of no force or effect and the Issuer shall not be required to redeem such Debt Securities.

Optional Tax Redemption

Except as otherwise specified in a Prospectus Supplement, the Debt Securities will be subject to redemption at any time, in whole but not in part, upon not less than 15 days’ nor more than 60 days’ written notice to the holders of Debt Securities, at a redemption price equal to the principal amount thereof together with any premium, Additional Amounts and interest then due and which become due on the date fixed for redemption as a result of the redemption or otherwise, if the Issuer determines that the Issuer is, or on the next date on which any amount would be payable in respect of the Debt Securities of such series, would be obligated to pay Additional Amounts in respect of the Debt Securities of such series pursuant to the terms and conditions thereof, which the Issuer cannot avoid by the use of reasonable measures available to it, as a result of: (i) any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction affecting taxation which becomes effective on or after the issuance date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issuance date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture; or (ii) any change in, or amendment to, the official application, administration, or interpretation of the laws, regulations or rulings of any Relevant Taxing Jurisdiction, on or after the issuance date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issuance date, the date on which the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture (each of (i) and (ii), a “Change in Tax Law”), provided that the Issuer will also deliver to the U.S. Trustee an opinion of counsel stating that the Issuer would be obligated to pay Additional Amounts as a result of a Change in Tax Law. Notwithstanding the foregoing, except as otherwise specified in a Prospectus Supplement, the Issuer may not redeem the Debt Securities of any series if the Change in Tax Law obliging the Issuer to pay Additional Amounts was (x) officially announced by the Relevant Taxing Jurisdiction’s tax authority or a court or (y) validly enacted into law by the Relevant Taxing Jurisdiction, in each case, prior to the issuance date or, in the case of a Relevant Taxing Jurisdiction that did not become a Relevant Taxing Jurisdiction until after the issuance date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction under the Indenture.

Modification of the Indenture

Except as otherwise specified in a Prospectus Supplement, the Issuer may modify the Indenture with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series of Debt Securities issued under the Indenture that are affected by the modification, voting as one class. However, except as otherwise specified in a Prospectus Supplement, the consent of each holder of outstanding Debt Securities issued under the Indenture affected by such modification will be required to:

•	change the maturity date of the principal of, or any instalment of principal of or interest on, such Debt Securities;

•	reduce the principal amount, the interest rate or any premium payable upon the redemption of such Debt Securities;

•	change any obligation of the Issuer to pay Additional Amounts;

•	reduce the amount of principal due and payable upon acceleration of maturity;

•	change the currency of payment of principal, premium, Additional Amounts or interest on such Debt Securities;

•	impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

•

reduce the percentage in principal amount of the outstanding Debt Securities of any series required to modify the Indenture, waive compliance with certain restrictive provisions of the Indenture or waive certain defaults;

•

with certain exceptions, modify the provisions of the Indenture governing modifications of the Indenture or governing statements by the officers as to defaults or waiver of covenants of past defaults; or

•

in the case of subordinated or junior subordinated Debt Securities, modify the subordination provisions of those Debt Securities in a manner adverse to the holders of subordinated or junior subordinated Debt Securities, as applicable.

Except as otherwise specified in a Prospectus Supplement, each of the Issuer and the Trustees may modify the Indenture without the consent of any holders of Debt Securities to:

•	evidence the succession of another person to the Issuer and the assumption by any such successor of the covenants of the Issuer in the Indenture and the Debt Securities;

•	add to the covenants of the Issuer for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power under the Indenture conferred upon the Issuer;

•	add any additional Events of Default for the benefit of the holders of all or any series of Debt Securities;

•

add or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of Debt Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to facilitate the issuance of the Debt Securities in uncertificated form;

•

add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Debt Securities; provided that any such addition, change or elimination: (i) shall neither (a) apply to any Debt Securities of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (b) modify the rights of the holder of any such Debt Securities with respect to such provision; or (ii) shall become effective only when there is no such Debt Securities outstanding;

•	secure the Debt Securities of any series;

•

provide for the guarantee by any person of the obligations of the Issuer under the Indenture and the Debt Securities of any series (including provisions relating to seniority, subordination, and the release of the guarantors);

•	establish the form or terms of Debt Securities of any series;

•	effect or maintain, or otherwise comply with the requirements of the SEC in connection with the qualification of the Indenture under the United States Trust Indenture Act of 1939;

•

evidence and provide for the acceptance of appointment under the Indenture by a successor indenture trustee with respect to the Debt Securities of one or more series and add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by multiple indenture trustees or the removal of one or more of the Trustees;

•

cure any ambiguity, correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision in the Indenture, or make any other provisions with respect to matters or questions arising under the Indenture; provided that such action does not adversely affect the interests of holders of the Debt Securities of any series in any material respect; or

•	make any other change to the Indenture or the Debt Securities of any series that does not adversely affect the interests of holders of the Debt Securities of any series in any material respect.

Defeasance and Discharge and Covenant Defeasance

Except as otherwise specified in a Prospectus Supplement, the Issuer will be discharged from (i) its obligations, with certain limited exceptions, with respect to any Debt Securities or any series of Debt Securities issued under the Indenture (except as to certain surviving rights and obligations specified in the Indenture) (a “Defeasance”) and (ii) its obligations under certain restrictive covenants established with respect to any Debt Securities or any series of Debt Securities issued under the Indenture, in each case, when, in respect of such Debt Securities and the Indenture: (a) the Issuer has irrevocably deposited with the U.S. Trustee money or government obligations sufficient to pay and discharge such Debt Securities to the applicable maturity or redemption date, including principal, premium, Additional Amounts and interest thereon; (b) no event of default shall have occurred and be continuing at the time of such deposit or with regard to any such an event of default relating to an event of bankruptcy, insolvency or reorganization of the Issuer, at any time prior to the 90th day after such deposit; (c) if the Debt Securities are to be redeemed prior to the applicable stated maturity, notice of such redemption has been duly given pursuant to the Indenture; and (d) the Issuer has delivered to the U.S. Trustee an officer’s certificate and opinion of counsel stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with. Following the occurrence of a Defeasance, payment of such Debt Securities may not be accelerated because of an event of default under the Indenture.

Governing Law

The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to purchasers who are acquiring, holding and disposing of the Debt Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations applicable to purchasers who are acquiring, holding and disposing of the Debt Securities offered thereunder.

ENFORCEABILITY OF CIVIL LIABILITIES

The Issuer is incorporated under the laws of the Province of Ontario. All of the directors and officers of the Issuer, and the majority of the experts named in this Prospectus, are non-U.S. residents and a substantial portion of the assets of the Issuer and the assets of such experts named in this Prospectus are located outside of the U.S. The Issuer has appointed an agent for service of process in the U.S., but it may be difficult for holders of Debt Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Debt Securities who reside in the U.S. to realize in Canada upon judgments of courts of the U.S. predicated upon the civil liability of the Issuer and the civil liability of the Issuer’s directors, officers and experts under U.S. federal securities law.

The Issuer has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Issuer has also been advised, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

CONSENT TO JURISDICTION AND SERVICE

The Issuer filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Issuer appointed C T Corporation System, 28 Liberty Street, New York, New York 10005, as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Issuer arising out of or related to or concerning an offering of Debt Securities under the Registration Statement.

EXEMPTIONS

Well-Known Seasoned Issuers

The Ontario Securities Commission has adopted Ontario Rule 44-503 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (the “WKSI Blanket Order”). This Prospectus has been filed by the Issuer in reliance upon the WKSI Blanket Order, which permits “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. The Issuer intends to rely on such exemptions to the full extent permitted by the WKSI Blanket Order notwithstanding the inclusion in this short form base shelf prospectus of any disclosure that is permitted to be excluded pursuant to the WKSI Blanket Order.

LEGAL MATTERS

Unless otherwise indicated in the Prospectus Supplement relating to an offering of Debt Securities, the offering of Debt Securities will be subject to approval of certain legal matters on behalf of the Issuer by Osler, Hoskin & Harcourt LLP, with respect to Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. law. As of the date of this Prospectus, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, beneficially owned, directly or indirectly, less than 1% of outstanding securities of any class issued by the Issuer or any associate or affiliate of the Issuer. In addition, certain legal matters in connection with any offering of Debt Securities will be passed upon for any underwriters, dealers or agents, as applicable, by counsel to be designated at the time of the offering.

AUDITORS

KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario, M5H 2S5, is the auditor of the Issuer and has confirmed that it is independent of the Issuer within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to the Issuer under all relevant U.S. professional and regulatory standards.

HYDRO ONE INC.

U.S.$1,000,000,000

4.750% Senior Notes due 2031

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Barclays	Mizuho	RBC Capital Markets

BMO Capital Markets	CIBC Capital Markets	National Bank of Canada Capital Markets	Scotiabank	TD Securities

Co-Managers

Desjardins Capital Markets	Casgrain & Company Limited	Laurentian Bank Securities	Cedar Leaf Capital Inc.

May 20, 2026